Exhibit 2.1
EXECUTION VERSION

MEMBERSHIP INTEREST PURCHASE AGREEMENT
BY AND AMONG
WESCO DISTRIBUTION, INC.,
WDCH, LP,
TVC COMMUNICATIONS, L.L.C.
and
PALISADES TVC HOLDING, L.L.C.
Dated as of November 16, 2010

TABLE OF CONTENTS

1. DEFINITIONS	1
1.1. Cross Reference Table	1
1.2. Certain Definitions	3
1.3. Certain Matters of Construction	11

2. PURCHASE AND SALE OF MEMBERSHIP INTERESTS	12
2.1. Purchase and Sale of Membership Interests	12
2.2. Purchase Price	12
2.3. The Closing	13
2.4. Closing Deliveries and Payments	13
2.5. Purchase Price Adjustment	14

3. REPRESENTATIONS AND WARRANTIES OF SELLER	16
3.1. Organization, Power and Standing of Seller	17
3.2. Authorization and Enforceability	17
3.3. Non – Contravention, etc.	17
3.4. Ownership	17
3.5. Governmental Consents	17
3.6. Litigation, etc.	17

4. REPRESENTATIONS AND WARRANTIES OF THE COMPANY	18
4.1. Organization and Power	18
4.2. Subsidiaries	18
4.3. Authorization	18
4.4. Capitalization	18
4.5. Non – Contravention, etc.	19
4.6. Government Consents	19
4.7. Financial Statements, etc.	19
4.8. Title to Assets	20
4.9. Real Property	21
4.10. Intellectual Property Rights	22
4.11. Litigation, etc.	24

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4.12. Contracts, etc.	24
4.13. Change in Condition	25
4.14. Tax Matters	26
4.15. Employee Benefit Plans	27
4.16. Environmental Matters	29
4.17. Labor Relations	30
4.18. Compliance with Law	31
4.19. Affiliate Transactions	31
4.20. Brokers, etc.	31
4.21. Insurance	31
4.22. Inventory	32
4.23. Government Contracts	32
4.24. Import or Export Controls	32
4.25. Absence of Unlawful Payments	33
4.26. [Intentionally Omitted.]	33
4.27. Substantial Customers and Suppliers	33
4.28. Absence of Certain Debt	33

5. REPRESENTATIONS AND WARRANTIES OF PARENT AND BUYER	34
5.1. Organization, Power and Standing of Buyer	34
5.2. Authorization and Enforceability	34
5.3. Non – Contravention, etc.	34
5.4. No Governmental Consent or Approval Required	34
5.5. Available Funds; Solvency	34
5.6. Litigation	34
5.7. Brokers, etc.	35
5.8. Investigation; No Additional Representations, etc.	35

6. CERTAIN AGREEMENTS OF THE PARTIES	35
6.1. Operation of Business, Related Matters	35
6.2. Preparation for Closing	38
6.3. Employees	39
6.4. Further Assurances	43
6.5. Access to Properties and Records	43

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6.6. Indemnification of Directors, Officers and Employees	43
6.7. Access to Records After Closing	44
6.8. Privilege; Waiver of Conflicts	44
6.9. Insurance Recoveries	45
6.10. Assistance Regarding Insurance Policies	45
6.11. No Solicitation	45
6.12. Nondisclosure	46
6.13. Settlement of Intercompany Accounts; Termination of Palisade Management Agreement	46
6.14. Audited Financial Statements	47
6.15. Required Consents	47
6.16. Supplemental Schedules	47

7. CONDITIONS TO THE OBLIGATION TO CLOSE OF PARENT AND BUYER	47
7.1. Representations, Warranties and Covenants	48
7.2. Governmental Authorization; Litigation	48
7.3. No Material Adverse Effect	48
7.4. Escrow Agreement	48
7.5. Payoff Letters	48
7.6. Opinion	48

8. CONDITIONS TO THE OBLIGATION TO CLOSE OF SELLER	48
8.1. Representations, Warranties and Covenants	48
8.2. Legality; Governmental Authorization; Litigation	49
8.3. Escrow Agreement	49

9. INDEMNIFICATION; TAX MATTERS	49
9.1. Indemnification; Indemnification Escrow Cash	49
9.2. Buyer Indemnification	50
9.3. Survival of Representations and Warranties and Pre-Closing Covenants	50
9.4. Limitations	51
9.5. Indemnification Claims	52
9.6. Tax Matters	53
9.7. Uncollectible Accounts Receivable	56

10. CONSENT TO JURISDICTION; JURY TRIAL WAIVER	57

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10.1. Consent to Jurisdiction	57
10.2. WAIVER OF JURY TRIAL	57

11. TERMINATION	58
11.1. Termination	58
11.2. Effect of Termination	59

12. MISCELLANEOUS	59
12.1. Entire Agreement; Waivers	59
12.2. Amendment or Modification	59
12.3. Severability	60
12.4. Successors and Assigns	60
12.5. Expenses	60
12.6. Notices	60
12.7. Public Announcements	61
12.8. Headings, etc.	62
12.9. Disclosure; Deemed Cross-Reference in Schedules, etc.	62
12.10. Counterparts	62
12.11. Governing Law	62
12.12. Specific Performance	62
12.13. No Recourse Against Third-Parties; No Third Party Beneficiaries	63

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EXHIBITS

Exhibit A	Escrow Agreement
Exhibit B	Adjusted Working Capital Calculation
Exhibit C	Form of Assignment Agreement (for transfer of Membership Interests)
SCHEDULES

Schedule 1.2.52	Permitted Liens
Schedule 4.2	Subsidiaries
Schedule 4.4	Capitalization
Schedule 4.5	Non-Contravention
Schedule 4.6	Government Consents
Schedule 4.7.3	Financial Statements
Schedule 4.8	Title to Assets
Schedule 4.9	Real Property
Schedule 4.10	Intellectual Property
Schedule 4.11	Litigation
Schedule 4.12	Material Contracts
Schedule 4.13	Change in Condition
Schedule 4.14	Tax Matters
Schedule 4.15	Employee Benefits
Schedule 4.16	Environmental Matters
Schedule 4.17	Labor Relations
Schedule 4.18	Compliance with Law
Schedule 4.19	Affiliate Transactions
Schedule 4.21	Insurance
Schedule 4.22	Inventory
Schedule 4.24	Import or Export Controls
Schedule 4.27	Customers and Suppliers
Schedule 4.28	Absence of Certain Debt
Schedule 5.3	Non-Contravention
Schedule 6.1.1	Operation of Business (negative)
Schedule 6.1.2	Operation of Business (positive)
Schedule 6.3.1	Company Sponsored Plans

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MEMBERSHIP INTEREST PURCHASE AGREEMENT
     This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is made as of November 16, 2010, among WESCO DISTRIBUTION, INC., a Delaware corporation (“Parent”), WDCH, LP, a Pennsylvania limited partnership and wholly-owned subsidiary of Parent (“Buyer” and together with Parent “Buyer Parties”), TVC COMMUNICATIONS, L.L.C., a Delaware limited liability company (the “Company”), and PALISADES TVC HOLDING, L.L.C., a Delaware limited liability company (“Seller”).
RECITALS
     WHEREAS, Seller owns all of the outstanding membership interests in the Company (the “Membership Interests”); and
     WHEREAS, this Agreement contemplates a transaction in which Buyer will purchase from Seller, and Seller will sell to Buyer, all of the Membership Interests in exchange for the Purchase Price (as defined below);
     NOW, THEREFORE, in consideration of the premises, the respective covenants of Buyer and Seller set forth below and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
AGREEMENT
1. DEFINITIONS. For purposes of this Agreement:
     1.1. Cross Reference Table. The following terms defined elsewhere in this Agreement in the Sections set forth below shall have the respective meaning therein defined:

Term	Definition
“Agreement”	Preamble
“Accounts Receivable Notice”	Section 9.7.2
“Applicable Benefit Changeover Date”	Section 6.3.1.5
“Arbitration Rules”	Section 2.5.5
“Arbitrator”	Section 2.5.5
“Assets”	Section 4.8
“Assignment Agreement”	Section 2.4.1(e)
“Base Purchase Price”	Section 2.2
“Buyer”	Preamble
“Buyer Indemnified Parties”	Section 9.1
“Buyer Parties”	Preamble
“Buyer’s 401(k) Plan”	Section 6.3.1.3
“Closing”	Section 2.3

Term	Definition
“Closing Date Accounts Receivable”	Section 9.7.1
“Closing Date Cash Distribution Amount”	Section 2.4.3
“Company”	Preamble
“Company Assets”	Section 4.8.1
“Company Sponsored Plan”	Section 4.15.1
“Confidentiality Agreement”	Section 6.5
“Continued Employee”	Section 6.3.1.2
“Continued Plans”	Section 6.3.1.1
“Contracts”	Section 4.12
“Controlling Party”	Section 9.5.1
“Deductible”	Section 9.4.1
“Deductible Portion of Specified Insured Losses”	Section 6.9
“Discontinued Plans”	Section 6.3.1.1
“Dispute Notice”	Section 2.5.4
“DOJ”	Section 6.2.1.2
“Estimated Closing Balance Sheet”	Section 2.5.1
“Estimated Closing Date”	Section 6.16
“Estimated Closing Statement”	Section 2.5.1
“Estimated Purchase Price”	Section 2.5.2
“Excess A/R Dispute Notice”	Section 9.7.2
“Final Assigned A/R Amount”	Section 9.7
“Final Closing Balance Sheet	Section 2.5.5
“Final Closing Statement	Section 2.5.5
“Final Purchase Price Allocation”	Section 9.6.3
“Financial Statements”	Section 4.7.1.2
“FTC”	Section 6.2.1.2
“Indemnified Party”	Section 9.5.1
“Indemnifying Party”	Section 9.5.1
“Insurance Policies”	Section 4.21
“Interim Financials”	Section 4.7.1.2
“Leased Real Property”	Section 4.9.1
“Leases”	Section 4.9.3
“Material Customers”	Section 4.27.1
“Material Suppliers”	Section 4.27.2
“Multiple Employer Plans”	Section 6.3.1.1
“Non-controlling Party”	Section 9.5.1
“Owned Intellectual Property”	Section 4.10
“Owned Real Property”	Section 4.9.1
“Palisades Management Agreement”	Section 4.19
“Parent”	Preamble
“Pension Plan”	Section 1.2.24
“Permits”	Section 4.18
“Prior Company Counsel”	Section 6.8
“Proposed Excess Uncollectible A/R Amount”	Section 9.7.2
“Proposed Final Closing Balance Sheet”	Section 2.5.3
“Proposed Final Closing Statement”	Section 2.5.3

Term	Definition
“Proportion Fraction”	Section 2.5.5
“Purchase Price”	Section 2.2
“Purchase Price Allocation”	Section 9.6.3
“Retained Employee”	Section 6.3.1.2
“Seller”	Preamble
“Seller Designee”	Section 6.7
“Seller Indemnified Parties”	Section 9.2
“Seller’s 401(k) Plan”	Section 6.3.1.1
“Tax Proceeding”	Section 9.6.5
“Terminable Breach”	Section 11.1.2
“Termination Date”	Section 11.1.4
“Third Party Claim”	Section 9.5.1
“Welfare Plan”	Section 1.2.24
“Year End Financials”	Section 4.7.1.1
1.2. Certain Definitions. The following terms shall have the following meanings:
     1.2.1. “Accounts Receivable” shall mean, as of any date, notes receivable and trade accounts receivable of the Company or any of its Subsidiaries.
     1.2.2. “Action” shall mean any judicial or administrative action, suit or proceeding, or any audit or investigation, brought by or before any Governmental Authority.
     1.2.3. “Adjusted Closing Cash Amount” shall mean the Closing Cash Amount less the Closing Date Cash Distribution Amount.
     1.2.4. “Affiliate” shall mean, as to the Company (or other specified Person), each Person directly or indirectly controlling or controlled by or under common control with the Company (or such specified Person). For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) shall mean the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities having the right to elect a majority of such Person’s board of directors or similar governing body or otherwise.
     1.2.5. “Adjusted Working Capital” shall mean an amount equal to the Company’s and its Subsidiaries’ current assets (other than cash), minus the Company’s and its Subsidiaries’ current liabilities (other than Debt and Company Transaction Expenses (to the extent covered by Section 2.4.1(c))), in each case determined on a consolidated basis in accordance with GAAP and the financial principles, methods and procedures described on Exhibit B hereto.
     1.2.6. “Assets” means all of the assets, properties and property interests, real, personal or mixed, tangible and intangible, owned by the Company and its Subsidiaries.
     1.2.7. “Business” shall mean the business of the Company and its Subsidiaries as such business is currently conducted and has been conducted for the twelve months prior to the date hereof.
     1.2.8. “Business Day” shall mean any day on which banking institutions in Boston, Massachusetts and New York City, New York are customarily open for the purpose of transacting business.
     1.2.9. “Claim Notice” shall mean written notification which contains (a) a statement that any Buyer Indemnified Party or Seller Indemnified Party, as applicable, may be entitled to indemnification under Section 9 for Losses, describing with reasonable specificity the basis for such claim and the nature of the breach, (b) a description of the Losses incurred or reasonably expected to be incurred by the Indemnified Party and the Claimed Amount of such Losses, to the extent known, and (c) a demand for payment in the amount of such Losses.
     1.2.10. “Claimed Amount” shall mean the amount of any Losses incurred or reasonably expected to be incurred by the Indemnified Party.
     1.2.11. “Closing Cash Amount” shall mean, subject to Section 6.9 and to the provisos to this definition (below), the amount of cash of the Company and its Subsidiaries determined as of the Effective Time in accordance with Section 2.5.1; provided, however, that (a) the Company will use reasonable efforts to pay to the Seller, prior to the Closing, substantially all cash balances of the Company and its Subsidiaries and, thereby, after giving effect to the payment of the Closing Date Cash Distribution Amount pursuant to Section 2.4.3, to reduce the balances at Closing to (i) no more than $3,000,000 of cash held by the Company and its Subsidiaries in the United States and (ii) no more than $1,000,000 of cash in the aggregate held by the Company and its Subsidiaries in all jurisdictions outside of the United States, it being understood that the parties hereto acknowledge that the balances of cash in the United States and other jurisdictions may be higher than $3,000,000 and $1,000,000, respectively, as of the Effective Time, because the Company and its Subsidiaries will continue to receive incoming cash prior to the Effective Time and (b) Parent and Buyer agree that for purposes of calculating the amount of cash of the Company and its Subsidiaries as of the Effective Time, after giving effect to the payment of the Closing Date Cash Distribution Amount pursuant to Section 2.4.3, in accordance with Section 2.5: (i) all cash held by the Company or its Subsidiaries at the Effective Time in the United States will be credited in full, (ii) to the extent cash held in Mexico as of the Effective Time does not exceed $2,000,000, 100% of such cash shall be credited in full but if the amount of cash held in Mexico as of the Effective Time exceeds $2,000,000 the amount of cash so held in Mexico that will be credited will be the sum of $2,000,000 plus 81.5% of the amount by which cash so held in Mexico as of the Effective Time exceeds $2,000,000, (iii) to the extent cash held in Canada as of the Effective Time does not exceed $500,000, 100% of such cash shall be credited in full but if the amount of cash held in Canada as of the Effective Time exceeds $500,000 the amount of cash so held in Canada that will be credited will be the sum of $500,000 plus 81.5% of the amount by which cash so held in Canada as of the Effective Time exceeds $500,000, (iv) to the extent cash held in the UK as of the Effective Time does not exceed $100,000, 100% of such cash shall be credited in full but if the amount of cash held in the UK as of the Effective Time exceeds $100,000 the amount of cash so held in the UK that will be credited will be the sum of $100,000 plus 81.5% of the amount by which cash so held in the UK as of the Effective Time exceeds $100,000, (v) to the extent cash held in Brazil as of the Effective Time does not exceed $2,000, 100% of such cash shall be credited in full but if the amount of cash held in Brazil as of the Effective Time exceeds $2,000 the amount of cash so held in Brazil that will be credited will be the sum of $2,000 plus 81.5% of the amount by which cash so held in Brazil as of the Effective Time exceeds $2,000, (vi) to the extent cash held in Spain as of the Effective Time does not exceed $50,000, 100% of such cash shall be credited in full but if the amount of cash held in Spain as of the Effective Time exceeds $50,000 the amount of cash so held in Spain that will be credited will be the sum of $50,000 plus 81.5% of the amount by which cash so held in Spain as of the Effective Time exceeds $50,000 and (vii) the amount of cash held in any jurisdiction other than the United States, Mexico, Canada, the UK, Brazil or Spain that will be credited will be 81.5% of the aggregate amount of cash held in any such other jurisdiction.
     1.2.12. “Closing Date” shall mean the date on which the Closing occurs.
     1.2.13. “Closing Debt Amount” shall mean the amount of Debt of the Company and its Subsidiaries determined as of the Effective Time in accordance with Section 2.5.1.
     1.2.14. “Code” shall mean the federal Internal Revenue Code of 1986, as amended and as in effect as of the date hereof.
     1.2.15. “Company Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its Subsidiaries as of the Company Balance Sheet Date.
     1.2.16. “Company Balance Sheet Date” shall mean September 30, 2010.
     1.2.17. “Company Plan” shall mean any U.S. Company Plan or any Non-U.S. Company Plan.
     1.2.18. “Company Transaction Expenses” shall mean all (a) out-of-pocket costs, fees and expenses incurred by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries is or becomes liable as of the Effective Time to Jefferies & Company and Ropes & Gray LLP or any other non-employee third-party service provider (other than the Escrow Agent) engaged on behalf of the Company or any of its Subsidiaries or the Seller in connection with the negotiation, execution or delivery of this Agreement or the Escrow Agreement or the transactions contemplated hereby or thereby or (b) amounts payable under the Palisades Management Agreement as of the Closing Date, including any amounts payable upon the execution of this Agreement, the termination of the Palisades Management Agreement or the consummation of the transactions contemplated hereby.
     1.2.19. “Compensation” shall mean, as applied to any Person, all salaries, compensation, remuneration or bonuses, and all retirement, vacation, insurance or other fringe benefits pursuant to Company Plans, paid or provided, directly or indirectly, by the Company to such Person or members of the immediate family of such Person.

     1.2.20. “Contractual Obligation” shall mean, with respect to any Person, any contract, agreement, deed, mortgage, lease, license, indenture, note, bond, loan, letter of credit, option, insurance policy, sales order, purchase order or other document or instrument (including any document or instrument evidencing any indebtedness but excluding the Organizational Documents of such Person) to which or by which such Person or its properties or assets are legally bound, whether written or oral, other than a Company Plan.
     1.2.21. “Debarment or Suspension Action” shall mean any Action by a Governmental Authority to ban or restrict a person or entity from eligibility to receive Government Contracts with that Governmental Authority, either for a certain period of time, or pending a formal proceeding.
     1.2.22. “Debt” shall mean, with respect to any Person, all outstanding obligations of such Person (a) for borrowed money (including any reimbursement obligations of such Person with respect to amounts drawn on outstanding letters of credits); (b) evidenced by notes, bonds, debentures or similar instruments; or (c) in the nature of guarantees of obligations of the types described in clauses (a) or (b) above of any other Person; provided, that Debt shall not include any outstanding obligations of (x) the Company to one or more Subsidiaries of the Company, (y) one or more Subsidiaries of the Company to the Company and (z) one or more Subsidiaries of the Company to one or more Subsidiaries of the Company.
     1.2.23. “Effective Time” shall mean 12:01 A.M. Eastern time on the Closing Date.
     1.2.24. “Employee Plan” shall mean any (a) welfare benefit plan within the meaning of Section 3(1) of ERISA (a “Welfare Plan”); (b) pension benefit plan within the meaning of Section 3(2) of ERISA (a “Pension Plan”); (c) profits interest, ownership interest, stock option, stock appreciation, stock purchase or other equity interest based plan; or (d) other deferred-compensation, severance, retirement, welfare-benefit, bonus, incentive, or material fringe-benefit plan or similar plans or arrangements, and which shall include any similar contract, agreement, or policy.
     1.2.25. “Enforceable” shall mean, with respect to any Contractual Obligation, that such Contractual Obligation is the legal, valid and binding obligation of the Person in question, enforceable against such Person in accordance with its terms.
     1.2.26. “Environmental Laws” shall mean any Legal Requirement regulating, imposing liability for, or establishing standards of conduct for, pollution, the protection of the environment or emissions, discharges, releases or handling of any Hazardous Substances.
     1.2.27. “ERISA” shall mean the federal Employee Retirement Income Security Act of 1974 or any successor statute, as amended.
     1.2.28. “Escrow Agent” shall mean a major commercial bank reasonably acceptable to Buyer and Seller that agrees to act as “Escrow Agent” under the Escrow Agreement.

     1.2.29. “Escrow Agreement” shall mean an escrow agreement among Buyer, Seller and the Escrow Agent in substantially the form attached hereto as Exhibit A.
     1.2.30. “Escrow Amount” shall mean $20,000,000.
     1.2.31. “Export Administration Regulations” shall mean Subchapter C of Title 15 of the United States Code of Federal Regulations.
     1.2.32. “Foreign Assets Control Regulations” shall mean Chapter V of Title 31 of the United States Code of Federal Regulations.
     1.2.33. “GAAP” shall mean generally accepted accounting principles in the United States as in effect from time to time, as consistently applied in accordance with the Company’s past practice.
     1.2.34. “Government Contract” shall mean each Contractual Obligation of Company or its Subsidiaries with a Governmental Authority, including any blanket purchasing agreement or task or delivery order pursuant to such Contract, and any subcontract of Company or its Subsidiaries with a prime contractor or higher-tier subcontractor to a Governmental Authority.
     1.2.35. “Government Contract Bid” shall mean any offer, proposal or quote for goods or services to be delivered to a Governmental Authority under a proposed prime contract or delivered to a proposed prime contractor for delivery to a Governmental Authority under any proposed prime contract pursuant to a proposed subcontract (at any tier).
     1.2.36. “Governmental Authority” shall mean any United States federal, state or local or any foreign government, or political subdivision thereof, or any multinational organization or authority, or any other authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, or any court or tribunal (or any department, bureau or division thereof).
     1.2.37. “Governmental Order” shall mean, with respect to any Person, any ruling, award, decision, injunction, judgment, order, decree or subpoena entered, issued or made by any Governmental Authority or arbitrator duly appointed having jurisdiction over such Person or its Subsidiaries or their respective property.
     1.2.38. “Hazardous Substance” shall mean any pollutant, contaminant or toxic or hazardous material, substance or waste, whether solid, liquid or gas defined as such or regulated under any Environmental Law.
     1.2.39. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     1.2.40. “Indemnification Escrow Cash” shall mean the Escrow Amount, together with any and all interest and profit thereon and proceeds therefrom (net of tax distributions made in accordance with the Escrow Agreement), from time to time held by the Escrow Agent pursuant to the Escrow Agreement.
     1.2.41. “Intellectual Property” shall mean any and all patents and patent applications; trademarks, service marks, trade names, brand names, trade dress, slogans, logos and Internet domain names and their associated goodwill; inventions, discoveries, ideas, processes, formulae, designs, models, industrial designs, know-how, manufacturing processes, production processes, confidential information, proprietary information, proprietary data and trade secrets, whether or not patented or patentable; copyrights, writings and other copyrightable works and works in progress, mask works, and Software; all other intellectual property rights and foreign equivalent or counterpart rights and forms of protection of a similar or analogous nature or having similar effect in any jurisdiction throughout the world; all registrations and applications for registration of any of the foregoing; and any renewals, extensions, continuations, divisionals, reexaminations or reissues or equivalent or counterpart of any of the foregoing in any jurisdiction throughout the world.
     1.2.42. “International Traffic in Arms Regulations” shall mean Subchapter M of Title 22 of the United States Code of Federal Regulations.
     1.2.43. “IRS” shall mean the Internal Revenue Service of the United States of America.
     1.2.44. “Knowledge” shall mean, in the case of a natural person, with respect to any matter, the actual knowledge of such person together with such knowledge as would be obtained after making a reasonable inquiry of such matter. “Knowledge of the Company” shall mean the Knowledge of any of Robert W. Ackerman, James R. Manari, Lynn A. Boyer, Paul Y.P. Joong, Randy Harmon, Arthur Liebenthal, Ken Olsen, Raul Soto, Jr., Steve Quinn, or Jodi White. “Knowledge of Parent” shall mean the Knowledge of any of Steve Van Oss, Diane Lazzaris or Michael Kuder.
     1.2.45. “Legal Requirement” shall mean any federal, state, local, municipal, or foreign constitution, treaty, statute, law, ordinance, code, rule or regulation, or any Governmental Order, or any license, franchise, consent, approval, permit or similar right or authorization granted by any Governmental Authority under any of the foregoing.
     1.2.46. “Lien” shall mean any mortgage, pledge, lien, security interest, judgment, charge, claim, deed of trust, restriction, right of first refusal, defect in title, attachment or other similar encumbrance; provided, however, that the term “Lien” shall not include restrictions on transfer of securities imposed by applicable state and federal securities laws.
     1.2.47. “Loss” shall mean all losses, damages, assessments, liabilities, judgments, amounts paid in settlement, fees, awards, fines, penalties, Taxes, costs and expenses including reasonable out-of-pocket third-party investigative costs and reasonable out-of-pocket third party attorneys fees.

     1.2.48. “Material Adverse Effect” shall mean any occurrence, condition. change or effect that is materially adverse to (a) the Business, Assets, liabilities, condition (financial or otherwise) or operations of the Company and its Subsidiaries, taken as a whole; provided, however, that the term “Material Adverse Effect” shall not include any change or effect that is or results from any of the following: (i) changes in GAAP, (ii) matters that arise from the transactions contemplated by this Agreement, the announcement thereof or any action taken as contemplated by this Agreement (provided, however, that this clause (ii) shall not diminish the effect of, and shall be disregarded for purposes of, the representations and warranties relating to conflicts, breaches or defaults or required consents, approvals, change in control provisions or similar rights of acceleration, termination, modification or waiver based upon the entering into of this Agreement or consummation of the transaction contemplated hereby), (iii) matters that arise from any actions or omissions of Parent or Buyer and their Affiliates in the ordinary course of business and without the specific intent to materially and adversely impact the Business, (iv) changes in general economic conditions, and events or conditions generally affecting the industries in which the Company and its Subsidiaries operate or (v) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of war or the occurrence of any natural disasters and acts of terrorism, except in the event, and only to the extent, of any damage or destruction to or loss of the Company’s or its Subsidiaries’ physical properties, except, in the case of clauses (i) and (iv), to the extent that such occurrence, condition, change, event or effect has had a disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared to other Persons engaged in the industry in which the Company and its Subsidiaries operate; or (b) the Seller’s or the Company’s (prior to the Closing) ability to perform its obligations hereunder.
     1.2.49. “Non-U.S. Company Plan” shall mean any Employee Plan (other than any Employee Plan that is statutorily required to be provided pursuant to applicable Legal Requirements) that is sponsored, maintained or contributed to by the Company or any of its non-U.S. Subsidiaries for the benefit of their employees and former employees, directors, consultants or any of their dependents or beneficiaries in each case, located outside the United States.
     1.2.50. “Ordinary Course of Business” shall mean the ordinary course of the Business, consistent with the Company’s past practices.
     1.2.51. “Organizational Documents” shall mean the certificate or articles of incorporation and corporate by-laws of any corporation, the certificate of formation and limited liability (or equivalent) agreement of any limited liability company, the certificate of formation and partnership agreement of any partnership or limited partnership and any and all similar organizational documents of any Person, each as from time to time in effect.
     1.2.52. “Permitted Liens” shall mean (a) statutory Liens for Taxes not yet due and payable as of the Closing Date or which are being contested in good faith, (b)

encumbrances in the nature of zoning restrictions, easements, rights or restrictions of record on the use of real property that do not materially impair the continued use of such property in the Business in the manner in which it is currently used, (c) Liens to secure landlords, lessors or renters under leases or rental agreements, (d) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable Legal Requirements or other social security regulations, (e) Liens in favor of carriers, warehousemen, mechanics and materialmen, arising or incurred in the Ordinary Course of Business, for amounts not yet due and payable, or amounts that are being contested in good faith by the Company or one of its Subsidiaries, (f) Liens to secure claims for labor, materials or supplies and other similar Liens arising or incurred in the Ordinary Course of Business, for amounts not yet due and payable or amounts that are being contested in good faith by the Company or one of its Subsidiaries, (g) Liens securing Debt that will be repaid at Closing as contemplated by Section 2.4 and Section 7.5 and will be released in connection therewith, and (h) Liens set forth on Schedule 1.2.52.
     1.2.53. “Person” shall mean any individual, partnership, corporation, limited liability company, association or other entity, other than any Governmental Authority.
     1.2.54. “Pre-Closing Tax Period” shall mean all taxable periods ending on or before the Closing Date, and the portion through the end of the Closing Date of any taxable period that includes, but does not end on, the Closing Date.
     1.2.55. “Release” shall mean any release, deposit, discharge, emission, leaking, leaching, spilling, seeping, migrating, injecting, pumping, pouring, emptying, escaping, dumping, disposing or other movement of Hazardous Substances in the environment.
     1.2.56. “Representative” shall mean, with respect to any Person, any director, officer, employee, agent, manager, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.
     1.2.57. “Software” shall mean computer software and/or database, including, without limitation, source code, object code, web site content, program libraries and the physical media on which the foregoing is contained along with the associated operating manuals and other documentation.
     1.2.58. “Solvent” shall mean, with respect to any Person, that (a) the sum of the assets, at a fair valuation, of such Person and its Subsidiaries (on a consolidated basis) and of each of them (on a stand-alone basis) will exceed their respective liabilities, (b) each of such Person and its Subsidiaries (on a consolidated basis) and each of them (on a stand-alone basis) has not incurred and does not intend to incur, and does not believe that it will incur, debts or other liabilities beyond its ability to pay such debts and other liabilities as such debts and other liabilities mature or become due and (c) each of such Person and its Subsidiaries (on a consolidated basis) and each them (on a stand-alone basis) has sufficient capital with which to conduct its business.
     1.2.59. “Subsidiary” shall mean any Person of which the Company (or other specified Person) owns, directly or indirectly through a Subsidiary, a nominee arrangement or otherwise, a majority of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally or otherwise has the power to elect a majority of the board of directors or similar governing body or the legal power to direct the business or policies of such Person.
     1.2.60. “Target Working Capital” shall mean $46,600,000.
     1.2.61. “Tax” shall mean all (a) United States federal, state or local or non-United States taxes, assessments, charges, duties, levies or other similar governmental charges in the nature of taxes, including all income, gross receipts, employment, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, stamp duty reserve, license, payroll, withholding, ad valorem, value added, alternative minimum, environmental, customs, social security (or similar), unemployment, sick pay, disability, registration and other taxes, assessments, charges, duties, fees, levies or other similar governmental charges in the nature of taxes, whether disputed or not, together with all estimated taxes, deficiency assessments of taxes, additions to tax, penalties and interest; (b) any liability for the payment of any amount of a type described in clause (a) arising as a result of being or having been a member of any consolidated, combined, unitary or other group or being or having been included or required to be included in any Tax Return related thereto; and (c) any liability for the payment of any amount of a type described in clause (a) or clause (b) as a result of any obligation to indemnify or otherwise assume or succeed to the liability of any other Person.
     1.2.62. “Tax Return” shall mean any federal, state, local or foreign return, report, statement or form relating to Taxes that is required to be filed with a Governmental Authority responsible for Tax administration, and any declaration of estimated Tax, and any schedule or attachment to any of the foregoing, and any amendment to any of the foregoing.
     1.2.63. “U.S. Company Plan” shall mean any Employee Plan (other than any Employee Plan that is statutorily required to be provided pursuant to applicable Legal Requirements) that is sponsored, maintained or contributed to by the Company or any of its U.S. Subsidiaries for the benefit of their employees and former employees, directors, consultants or any of their dependents or beneficiaries in each case, located in the United States.
     1.2.64. “Working Capital Adjustment Amount” shall mean the difference between (a) Adjusted Working Capital as of the Effective Time and (b) the Target Working Capital; provided, that if such difference is less than $200,000, then the Working Capital Adjustment Amount shall be deemed to be $0.
     1.3. Certain Matters of Construction. In addition to the definitions referred to or set forth in this Section 1, the following rules of construction shall apply:
     1.3.1. The parties have participated jointly in the negotiation and drafting of this

Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.
     1.3.2. The words “hereof,” “herein,” “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular Section or provision of this Agreement, and reference to a particular Section of this Agreement shall include all subsections thereof.
     1.3.3. The words “party” and “parties” shall refer to the Company, Parent, Buyer and Seller in their capacity as such.
     1.3.4. Definitions shall be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender shall include each other gender.
     1.3.5. The word “including” shall mean including without limitation.
     1.3.6. The word “dollars” or the symbol “$” shall mean United States dollars. All conversions of non-US currencies into United States dollars shall be made using the applicable exchange rate published in the Wall Street Journal as of the time or date, as applicable, of measurement. For example, the applicable exchange rate published in the Wall Street Journal as of the Effective Time shall be used to calculate the United States dollar equivalent of non-US currencies for the purposes of calculating the Closing Cash Amount.
     1.3.7. Unless the context clearly requires otherwise, when used herein “or” shall not be exclusive (i.e., “or” shall mean “and/or”).
2. PURCHASE AND SALE OF MEMBERSHIP INTERESTS.
     2.1. Purchase and Sale of Membership Interests. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, transfer and deliver to Buyer, free and clear of all Liens and Buyer shall purchase from Seller, all of the outstanding Membership Interests held by Seller, which constitute 100% of the equity interests in the Company. The purchase and sale of the Membership Interests shall be effective as of the Effective Time.
     2.2. Purchase Price. The aggregate consideration for the purchase and sale of the Membership Interests at Closing will be cash in an amount (such aggregate consideration, the “Purchase Price”) calculated as follows:
          (a) $246,500,000 (the “Base Purchase Price”);
          (b) less the Closing Debt Amount;
          (c) less all unpaid Company Transaction Expenses;

          (d) plus the estimated Working Capital Adjustment Amount (if Adjusted Working Capital reflected in the Estimated Working Capital Statement is greater than the Target Working Capital); or less the estimated Working Capital Adjustment Amount (if Adjusted Working Capital reflected in the Estimated Working Capital Statement is less than the Target Working Capital), as contemplated by Section 2.5.2;
          (e) plus the Adjusted Closing Cash Amount.
The Purchase Price shall be subject to adjustment in accordance with Section 2.4.3.
     2.3. The Closing. The purchase and sale of the Membership Interests (the “Closing”) shall take place at 10:00 a.m. (local time) at the Boston offices of Ropes & Gray LLP (or such other place as agreed by the parties), as promptly as practicable following the expiration or termination of the HSR Act waiting periods referred to in Section 7 and Section 8 hereof and in any event (subject to the satisfaction or waiver of the other Closing conditions as specified in Section 7 and Section 8) shall not be later than the earlier of (a) the fifth Business Day following such expiration or termination of the HSR Act waiting periods or (b) December 29, 2010. Subject to the provisions of Section 11 of this Agreement, the failure to consummate the Closing on the date and time determined pursuant to this Section 2.3 shall not result in the termination of this Agreement and shall not relieve any party to this Agreement of any obligation under this Agreement.
     2.4. Closing Deliveries and Payments.
     2.4.1. Buyer Party Closing Deliveries and Payments. Upon the terms and subject to the conditions set forth in this Agreement, the Buyer Parties shall deliver or cause to be delivered the Purchase Price, the payment of Debt balances and outstanding Company Transaction Expenses at the Closing as follows:
     (a) to accounts specified by Seller (at least two Business Days prior to the Closing Date), by wire transfer of immediately available funds, all amounts necessary to fully discharge the then outstanding balance of Debt of the Company or its Subsidiaries to be repaid at Closing as set forth in the payoff letters provided to Buyer pursuant to Section 7.5;
     (b) to Seller, an aggregate amount in cash equal to the Estimated Purchase Price (estimated as provided in Section 2.5.2 below) less the amount of Company Transaction Expenses (to be paid pursuant to clause (c) below) and the Escrow Amount (to be paid pursuant to clause (d) below), by wire transfer of immediately available funds to an account of Seller designated in writing by Seller to the Buyer Parties not less than two Business Days prior to the Closing Date;
     (c) to accounts specified by Seller (at least two Business Days prior to the Closing Date), by wire transfer of immediately available funds, all amounts necessary to fully discharge the then outstanding balance of Company Transaction Expenses;

     (d) to the Escrow Agent by wire transfer of immediately available funds, the Escrow Amount, to be held by the Escrow Agent under the Escrow Agreement pursuant to the terms and conditions thereof; and
     (e) an assignment agreement substantially in the form attached hereto as Exhibit C transferring the Membership Interests to Buyer (the “Assignment Agreement”), duly executed by Buyer.
     2.4.2. Seller Closing Deliveries. At Closing, upon the terms and subject to the conditions set forth in this agreement, Seller shall deliver or cause to be delivered to Buyer the following:
(a) the Assignment Agreement duly executed by Seller;
(b) letters of resignation from the following officers, directors and managers, as applicable, of the Company: Greg A. Rosenbaum, Charles E. Garvin, John D. Incledon, Robert W. Ackerman and Lynn A. Boyer;
(c) a certificate meeting the requirements of Treasury Regulation Section 1.1445-2(b)(2) to the effect that the Seller is not a “foreign person” as defined in Section 1445 of the Code; and
(d) the books and records of the Company and each of its Subsidiaries (or such books and records may be left at one or more facilities each located at an Owned Real Property or Leased Real Property).
     2.4.3. Closing Date Cash Distribution Amount. On the Closing Date, after the Effective Time and immediately prior to the Closing, the Company and/or one or more of its Subsidiaries shall wire or otherwise transfer to Seller (or to such other Person or Persons designated by Seller) such amounts in cash not to exceed the Closing Cash Amount (the amount so distributed being referred to herein as the “Closing Date Cash Distribution Amount”); such amounts to be specified by Seller no later than 9:30 A.M. Eastern time on the Closing Date.
     2.5. Purchase Price Adjustment.
     2.5.1. Estimated Closing Balance Sheet and Estimated Closing Statement. The Company shall prepare in good faith and shall provide to the Buyer Parties no later than two Business Days prior to the Closing Date a projected consolidated balance sheet of the Company as of the Effective Time (the “Estimated Closing Balance Sheet”), together with a written statement setting forth in reasonable detail its good faith estimates of the Closing Debt Amount, the Closing Cash Amount, the projected Closing Date Cash Distribution Amount, the Adjusted Closing Cash Amount and Adjusted Working Capital, each as derived from the Estimated Closing Balance Sheet (the “Estimated Closing Statement”). The Estimated Closing Balance Sheet and the Company’s good faith estimate of Adjusted Working Capital contained in the Estimated Closing Statement will be prepared and determined in accordance with GAAP, applied in a manner consistent with the preparation of the Interim Financials subject to the principles, methods and procedures described on Exhibit B.

     2.5.2. Estimated Purchase Price. The Purchase Price payable at Closing under Section 2.4.1 (the “Estimated Purchase Price”) shall be calculated using the estimated Closing Debt Amount, the estimated Adjusted Closing Cash Amount and estimated Adjusted Working Capital set forth on the Estimated Closing Statement.
     2.5.3. Proposed Final Closing Balance Sheet and Proposed Final Closing Statement. As soon as practicable (and in no event later than sixty (60) calendar days after the Closing Date), the Buyer Parties shall prepare and furnish to Seller (a) a balance sheet of the Company as of the Effective Time (the “Proposed Final Closing Balance Sheet”) and (b) a statement of the proposed final Adjusted Working Capital, Adjusted Closing Cash Amount (based on the Closing Cash Amount and the actual Closing Date Cash Distribution paid to Seller on the Closing Date) and Closing Debt Amount (the “Proposed Final Closing Statement”). The Proposed Final Closing Balance Sheet and the Proposed Final Closing Statement will be prepared and determined in accordance with GAAP, applied in a manner consistent with the preparation of the Interim Financials subject to the principles, methods and procedures described on Exhibit B. In connection with the review of the Proposed Final Closing Balance Sheet and the Proposed Final Closing Statement, the Buyer Parties shall provide Seller and its Representatives with reasonable access to the personnel, books, records, documents and other information of the Company.
     2.5.4. Dispute Notice. The Proposed Final Closing Balance Sheet and the Proposed Final Closing Statement (and the proposed final determinations of the Closing Debt Amount, the Adjusted Closing Cash Amount and Adjusted Working Capital reflected thereon) will be final, conclusive and binding on the parties unless Seller provides a written notice (a “Dispute Notice”) to Parent no later than thirty (30) calendar days after the delivery to Seller of the Proposed Final Closing Balance Sheet and the Proposed Final Closing Statement. Any Dispute Notice must set forth in reasonable detail the items or issues in dispute, the basis of such dispute and, if known, Seller’s proposed resolution or calculation of such items.
     2.5.5. Resolutions of Disputes. If Buyer and Seller cannot agree on any items raised in the Dispute Notice in good faith within twenty (20) calendar days after Buyer’s receipt of the Dispute Notice from Seller, the parties shall submit their final calculations of the items in dispute to an arbitrator (the “Arbitrator”) who shall be a certified public accountant (with significant public accounting experience, including in the context of business combinations) and be appointed by agreement of Buyer and Seller or, failing such agreement, by the American Arbitration Association in accordance with its Commercial Arbitration Rules (the “Arbitration Rules”). The Arbitrator shall review such final calculations and, with respect to each disputed item, make a selection as to which of the final calculations presented to it is, in the aggregate, more accurate. The decision of the Arbitrator shall be made in accordance with the Arbitration Rules and in accordance with the terms of this Agreement. The parties will instruct the Arbitrator to make its decision within forty-five (45) calendar days after being engaged, or as soon thereafter as reasonably practicable, and the Arbitrator’s decision shall be final and binding on the parties. The costs and expenses of the Arbitrator shall be allocated to and borne by each party in a proportion equal to such party’s “Proportion Fraction” which shall mean, for each party respectively, the fraction (a) the numerator of which is the difference between such party’s proposed post-closing adjustment amount and the final calculation as determined by the Arbitrator, and (b) the denominator of which is the sum of both parties’ deviation between their proposed post-closing adjustment amount and the final calculation as determined by the Arbitrator. Buyer and Seller agree to use its commercially reasonable efforts to cooperate with the Arbitrator and shall make available to the Arbitrator all relevant books and records relating to the calculations submitted and all other information reasonably requested by the Arbitrator. As used herein, the Proposed Final Closing Balance Sheet and the Proposed Final Closing Statement, as adjusted to reflect any changes agreed to by the parties and the decision of the Arbitrator, in each case, pursuant to this Section 2.5, are referred to herein as the “Final Closing Balance Sheet” and the “Final Closing Statement”, respectively.
     2.5.6. Purchase Price Adjustment. If the Adjusted Working Capital, the Adjusted Closing Cash Amount or the Closing Debt Amount (as finally determined pursuant to this Section 2.5 and as set forth in the Final Closing Balance Sheet and the Final Closing Statement) differs from the estimated amounts thereof set forth in the Estimated Closing Statement, the Purchase Price shall be recalculated using such final figures in lieu of such estimated figures, and (a) the Buyer or the Company shall pay to Seller by wire transfer of immediately available funds the amount, if any, by which such re-calculated final Purchase Price exceeds the estimated Purchase Price paid at Closing in accordance with Section 2.4.1 and Section 2.5.2 or (b) the amount, if any, by which such estimated Purchase Price paid at Closing in accordance with Section 2.4.1 and Section 2.5.1 exceeds such re-calculated final Purchase Price shall be paid to the Company by Seller by wire transfer of immediately available funds.
     2.5.7. Payments; Interest. Any payment due pursuant to Section 2.5.6 shall be made within five (5) Business Days after the final amount thereof has been determined in accordance with this Section 2.5 and shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to 8%. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of 365 days and the actual number of days elapsed.
     2.5.8. Cash Distribution Effective Time. Notwithstanding anything to the contrary in this Agreement, for the purposes of the provisions of Section 2.5 requiring calculations of cash (including without limitation the preparation of the Estimated Closing Date Balance Sheet, the Proposed Closing Date Balance Sheet and the Final Closing Date Balance Sheet), such calculations shall be determined giving effect to the distribution of the Closing Date Cash Distribution Amount pursuant to Section 2.4.3 which shall be paid on the Closing Date and be deemed to have occurred immediately prior to the Effective Time.
3. REPRESENTATIONS AND WARRANTIES OF SELLER.
Seller represents and warrants to Buyer as follows:

     3.1. Organization, Power and Standing of Seller. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and the Company has all requisite limited liability company power and authority to execute and deliver this Agreement, the Assignment Agreement and the Escrow Agreement, to perform its obligations under such agreements and to consummate the transactions contemplated hereby and thereby.
     3.2. Authorization and Enforceability. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Seller. This Agreement has been, and the Escrow Agreement and the Assignment Agreement shall be, duly executed and delivered by Seller and, assuming the due authorization, execution and delivery by the other parties thereto, each such agreement is (or, in the case of the Escrow Agreement and the Assignment Agreement, shall be) Enforceable against Seller in accordance with its terms.
     3.3. Non-Contravention, etc. The execution, delivery and performance of this Agreement, the Assignment Agreement and the Escrow Agreement by Seller, the consummation by it of the transactions contemplated hereby and thereby and the compliance with the provisions hereof and thereof in accordance with the terms and conditions of this Agreement, the Assignment Agreement and the Escrow Agreement do not and will not conflict with or result in the breach of any terms or provisions of, or constitute a default (with or without notice or lapse of time, or both) under, (a) the Organizational Documents of Seller or (b) except as would not have a Material Adverse Effect, any Contractual Obligation of or any Legal Requirement applicable to Seller.
     3.4. Ownership. Seller is the record and beneficial owner of and has good and valid title, free and clear of any Liens (other than Permitted Liens), to 100% of the Membership Interests, all of which will be sold by Seller free and clear of Liens as contemplated hereby. Other than this Agreement, there are no outstanding options, warrants or other rights of any Person to acquire any membership interests in the Company.
     3.5. Governmental Consents. Except for (a) filings required by the HSR Act, (b) any consents, approvals, authorizations, permits, filings or notifications as shall have been obtained or made at or prior to the date hereof, or (c) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to materially adversely impact the ability of Seller to consummate the Closing hereunder in accordance with this Agreement or to perform its obligations under this Agreement and the Escrow Agreement, no authorization, consent, approval or other order of, declaration to, or filing with, any Governmental Authority by or on behalf of Seller is required for or in connection with the authorization, execution, delivery and performance by Seller of its obligations under this Agreement and the Escrow Agreement.
     3.6. Litigation, etc. There is no Action pending or, to the Knowledge of the Seller, threatened against the Seller or any of the Seller’s Subsidiaries which, if determined adversely, (a) would reasonably be expected to materially adversely impact the ability of Seller to consummate the Closing hereunder in accordance with this Agreement or to perform its obligations under this Agreement and the Escrow Agreement or (b) which seeks rescission of or seeks to enjoin the consummation of this Agreement or the Escrow Agreement or any of the transactions contemplated by such agreements. The Seller is not subject to any Governmental Order that would reasonably be expected to have a material adverse effect on the ability of Seller to perform its obligations under this Agreement or the Escrow Agreement.
4. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.
     The Company and Seller, jointly and severally, represent and warrant to Buyer as follows:
     4.1. Organization and Power. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and the Company has all requisite limited liability company power and authority necessary to (a) own and operate its properties and to carry on its Business, and (b) execute and deliver this Agreement and perform its obligations under this Agreements and to consummate the transactions contemplated hereby. The Company is qualified to do business in every jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified would not have a Material Adverse Effect. The Company has made available to Buyer complete and correct copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries.
     4.2. Subsidiaries. Except as set forth on Schedule 4.2, neither the Company nor any of its Subsidiaries owns or holds any stock, partnership interest, joint venture interest or other equity ownership interest in any other Person. Each of the Company’s Subsidiaries is validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite corporate or limited liability company, as applicable, power and authority necessary to own its properties and to carry on its businesses as now conducted and is qualified to do business in every jurisdiction in which its ownership of property or the conduct of businesses as now conducted requires it to qualify, except in each such case where the failure to be so qualified would not have a Material Adverse Effect. Except as set forth on Schedule 4.2, all of the equity interests of each of the Subsidiaries are owned, directly or indirectly, by the Company, free and clear of all Liens (other than Permitted Liens). There are no outstanding options, warrants or other rights of any Person to acquire any equity interest in any of the Subsidiaries. Schedule 4.2 contains a list of all current officers and directors of the Company and each of its Subsidiaries.
     4.3. Authorization. The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite action on the part of the Company, and no other proceedings on the Company’s part are necessary to authorize the execution, delivery or performance of this Agreement. Assuming that this Agreement is a valid and binding obligation of Buyer, this Agreement constitutes a valid and binding Enforceable obligation of the Company.
     4.4. Capitalization. The Membership Interests constitute all of the issued and outstanding equity interests of the Company. Except as set forth on Schedule 4.4, the Company has not issued any other equity securities, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any equity securities by the Company.

     4.5. Non-Contravention, etc. Except as set forth on Schedule 4.5, the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby do not conflict with or result in any breach of, constitute a default (with or without notice or lapse of time, or both), result in a violation of, result in the creation of any Lien upon any assets of the Company or any of its Subsidiaries, give rise to a right of termination or cancellation, entitle any Person to accelerate any obligation or indebtedness or require any authorization, consent, approval, exemption or other action by or notice to any Governmental Authority or other third party, under (a) the provisions of the Company’s or any of its Subsidiaries’ Organizational Documents or (b) any material Contractual Obligations to which the Company or any of its Subsidiaries is bound, or any material Legal Requirement applicable to the Company or any of its Subsidiaries or any of their respective Assets.
     4.6. Government Consents. Except as disclosed on Schedule 4.6 and except for (a) filings required by the HSR Act, (b) any consents, approvals, authorizations, permits, filings or notifications as have been obtained or made at or prior to the date hereof, or (c) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to materially adversely impact the Company or the Business or the ability of the Company to consummate the Closing hereunder in accordance with this Agreement or to perform its obligations under this Agreement, no authorization, consent, approval or other order of, declaration to, or filing with, any Governmental Authority by or on behalf of the Company or any of its Subsidiaries is required for or in connection with the authorization, execution, delivery and performance by the Company of its obligations under, this Agreement and the Escrow Agreement.
     4.7. Financial Statements, etc.
     4.7.1. Financial Information. The Company has heretofore made available to Parent true and complete copies of each of the following:
     4.7.1.1. The audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2007, 2008 and 2009, and the related consolidated statements of income, changes in members’ equity and cash flows for the respective fiscal years ended December 31, 2007, 2008 and 2009, together with the notes thereto, each accompanied by the audit report of McGladrey & Pullen L.L.P. (the “Year End Financials”).
     4.7.1.2. An unaudited consolidated interim financial statement of the Company and its Subsidiaries, consisting of the Company Balance Sheet, and the related consolidated statement of income for the nine-month period ending on the Company Balance Sheet Date (the “Interim Financials” and together with the Year End Financials, the “Financial Statements”).
     4.7.2. Neither the Company nor its Subsidiaries has any liability of a type required to be set forth on a consolidated balance sheet of the Company in accordance with GAAP, except for those liabilities (a) reflected in or reserved against on the Financial Statements; (b) set forth on Schedule 4.7.3; (c) incurred in the Ordinary Course of Business since the Company Balance Sheet Date; (d) that are actually included in the calculation of Adjusted Working Capital; (e) being paid concurrently with Closing; and (f) that would not reasonably be expected, individually or in the aggregate, to have an adverse financial impact on the Company and its Subsidiaries of more than $250,000.
     4.7.3. Character of Financial Information. Except as set forth on Schedule 4.7.3, the Financial Statements (including the notes thereto) were prepared in accordance with GAAP consistently applied throughout the periods specified therein (except (a) as may be indicated in the notes thereto and (b) for modifications caused by changes in accounting rules but not required to be disclosed in the notes thereto) and present fairly, in all material respects, the financial position, results of operations and cash flows of the Company and its Subsidiaries on the dates and for the periods specified therein, all in accordance with GAAP, and subject, in the case of the Interim Financials, to the absence of notes and normal year-end adjustments and reclassifications.
     4.7.4. The Company and each of the Subsidiaries maintain a system of internal accounting controls with respect to the Business (in the context of a private company not subject to the Sarbanes-Oxley Act of 2002) sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management’s general or specific authorization; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (c) access to assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for inventory is compared with existing inventory at reasonable intervals and appropriate action is taken with respect to any differences.
     4.7.5. The Company and each of the Subsidiaries have established, and maintain and evaluate, controls and procedures with respect to the Business that are reasonably designed (in the context of a private company not subject to the Sarbanes-Oxley Act of 2002) to ensure that material information relating to such business is made known to Company’s Chief Executive Officer and its Chief Financial Officer by others at the Company and the Subsidiaries, provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements, and such controls and procedures are reasonably effective to perform the functions for which they were established.
     4.8. Title to Assets.
     4.8.1. The Company and its Subsidiaries have good title to or, in the case of property held or used under lease, license or any other contract, an Enforceable right to use, all of the material properties, rights and assets reflected on the Company Balance Sheet (collectively, the “Company Assets”), except (a) as the enforceability of any such leases, licenses or other contracts may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding at law or in equity) and

(b) for Company Assets which have been sold or otherwise disposed of since the Company Balance Sheet Date in the Ordinary Course of Business. The Company Assets are not subject to any Lien other than Permitted Liens and Liens set forth on Schedule 4.8. This Section 4.8.1 does not relate to real property or interests in real property, such items being instead the subject of Section 4.9, or to Intellectual Property or interests in Intellectual Property, such items being instead the subject of Section 4.10.
     4.8.2. Except as set forth on Schedule 4.8.2, (a) the Company and its Subsidiaries have the Assets (including, for the purposes of this Section 4.8.2, rights, claims, contracts and others assets of every type and description) sufficient for the continued operation of the Business as currently operated and as operated since January 1, 2009, and (b) there are no assets or properties used in the operation of the Business that are owned by the Seller or its Affiliates (other than the Company and its Subsidiaries) other than a de minimis amount of laptops, cellular phones and other personal office equipment used by employees of the Seller.
     4.9. Real Property.
     4.9.1. Schedule 4.9 sets forth a list of the addresses of all real property (a) owned by the Company or any Subsidiary (each, an “Owned Real Property”), and (b) leased, subleased, or licensed by, or for which a right to use or occupy has been granted to, the Company or any Subsidiary (each, a “Leased Real Property”).
     4.9.2. Except as set forth in Schedule 4.9, the Company or one of its Subsidiaries has insurable and marketable fee title in and to each of the Owned Real Properties, free and clear of all Liens other than Permitted Liens. Except as would not reasonably be expected to impair in any material respect the Company or its Subsidiaries’ use and enjoyment of the Owned Real Property from and after the Closing, (a) neither the Company nor any of its Subsidiaries has made any title claims, or has outstanding any title claims, under any policy of title insurance respecting any of the Owned Real Property, (b) no condemnation or eminent domain proceeding against any of the Owned Real Property is pending or, to the Knowledge of the Seller or the Company, threatened, (c) neither the Company nor any of its Subsidiaries has received any written notice from any board of fire underwriters (or other body exercising similar functions) or any insurance company which has issued or refused to issue a policy with respect to any Owned Real Property or Leased Real Property requesting performance of any structural or other repairs or alterations to any Owned Real Property or Leased Real Property, (d) neither the Company nor any of its Affiliates has received written notice of any pending or threatened change in zoning of any Owned Real Property or any pending or threatened lawsuits or administrative actions relating to any Real Property or other matters affecting the use, occupancy or value of any Owned Real Property; (e) except as set forth in Schedule 1.2.52 there are no Persons in possession of any portion of any of the Owned Real Property other than the Company or its Subsidiaries and no Persons other than the Company or its Subsidiaries have the right to use or occupy for any purpose any portion of any of the Owned Real Property and (f) no Person has any options or rights (including rights of first refusal) to purchase or acquire any ownership interest in any Owned Real Property.

     4.9.3. The Company has made available to Parent a correct and complete copy of each lease, sublease, license or other contract, currently in effect, under which any Leased Real Property is occupied or used by the Company or any of its Subsidiaries (each, a “Lease”, and collectively, the “Leases”), as amended to date.
     4.9.3.1. The Leases are Enforceable by the Company or one or more of its Subsidiaries (as the case may be) in all material respects, except as may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding at law or in equity).
     4.9.3.2. Except as set forth on Schedule 4.9, neither the Company (or its Subsidiary, as applicable) nor, to the Knowledge of the Company, any other party to any Lease, is in material breach or default, and no event has occurred (including the failure to obtain any consent) which, with or without notice or lapse of time or both, would constitute a material breach or default or permit termination, modification, ejection or acceleration thereunder or impair any right of the Company or its relevant Subsidiary to exercise and obtain the benefit of any rights, title, interest, options and/or remedies contained in such Lease. None of the Company or any of its Subsidiaries has received any written notice from the landlord or lessor under any of the Leases claiming that the Company or any of its Subsidiaries is in material breach of its obligations under the respective Leases.
     4.9.3.3. Except for warehouse locations, each of the Company and its Subsidiaries is in sole possession of the Leased Real Property. None of the Company or any of its Subsidiaries has assigned, sublet, mortgaged or otherwise conveyed all or any portion of its respective interest in any of the Leases or Leased Real Property.
     4.9.4. Neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority asserting that the use of any Owned Real Property or any Leased Real Property by the Company or any of its Subsidiaries is in violation of any Legal Requirement or any Permit applicable thereto.
     4.9.5. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property currently owned or leased by each of the Company and its Subsidiaries are, taken as a whole, structurally sound in all material respects, are, taken as a whole, in all material respects in good operating condition (subject to ordinary wear and tear) without need for repair (other than ordinary, routine maintenance and repairs), and are, taken as a whole, adequate in all material respects for the uses to which they are being put; and any such tangible asset that is individually material to the Company or the Business is structurally sound in all material respects, in good operating condition (subject to ordinary wear and tear) without need of maintenance or repair (other than ordinary, routine maintenance and repair), and is adequate in all material respects for the use to which it is being put.
     4.10. Intellectual Property Rights.

     4.10.1. Schedule 4.10.1 contains a list of (a) each active patent, trademark registration, Internet domain name registration, and copyright registration owned by the Company or its Subsidiaries or for which the Company or its Subsidiaries has an exclusive license, (b) each pending application for the foregoing with respect to any Intellectual Property owned by the Company or its Subsidiaries or for which the Company or its Subsidiaries has an exclusive license, (c) each material written license, sublicense or agreement pursuant to which the Company or its Subsidiaries has granted rights to any third Person pertaining to the Company’s or its Subsidiaries Intellectual Property, or pursuant to which a third Person has granted the Company or its Subsidiaries rights (other than staple articles of commerce, shrink-wrap or otherwise generally available on commercial terms and conditions or licenses bundled with third party items the Company or its Subsidiaries redistribute to their customers in the Ordinary Course of Business) with respect to any Intellectual Property, and (d) each Software development agreement and technology development agreement to which the Company or a Subsidiary of the Company is a party. Excluding exclusive licenses and except as set forth on Schedule 4.10.1, the Company or a Subsidiary possesses all right, title and interest in and to the Intellectual Property listed on Schedule 4.10.1(a) and (b), free and clear of all Liens other than Permitted Liens.
     4.10.2. Except as set forth on Schedule 4.10.2, the Company and its Subsidiaries own, or have the right to use pursuant to a valid license or otherwise, all material Intellectual Property necessary for the operation of the Business. Except as set forth on Schedule 4.10.2, to the Knowledge of the Company, (a) the conduct of the Business does not infringe on or misappropriate the Intellectual Property of any third party, except as has not had and would not reasonably be expected to have a Material Adverse Effect, and (b) in the last six years, the Company has not received any written notice of any infringement or misappropriation by the Company or any of its Subsidiaries of Intellectual Property owned by a third party.
     4.10.3. Except as set forth on Schedule 4.10.3, no third party Software is utilized by the Company or its Subsidiaries other than desktop Software and Software licensed on shrink-wrap or otherwise generally available commercial terms and conditions. Except as set forth on Schedule 4.10.3 and except for Software bundled with third party items the Company or its Subsidiaries redistribute to their customers in the Ordinary Course of Business, no open source or similar Software is developed by the Company or its Subsidiaries or utilized and distributed by the Company or its Subsidiaries to third parties.
     4.10.4. No material agreement pursuant to which the Company or any of its Subsidiaries holds, uses or licenses Intellectual Property contains change of control or other provisions that would, as a result of the transfer of the Membership Interests, (a) cause the termination of such agreement or allow any other party to such agreement to terminate the agreement or (b) effect any change in such agreement adverse to the Company or its Subsidiaries.
     4.10.5. To the extent the products manufactured by the Company or any of its Subsidiaries, or contract manufactured (e.g. the Company’s “MaxCell” branded products)

for the Company or any of its Subsidiaries, and sold by the Company or any of its Subsidiaries include patent markings and notices, such patent markings and notices are in compliance with all applicable patent marking laws and regulations.
     4.10.6. Neither the Company nor any of its Subsidiaries are party to any Contractual Obligation that contains non-competition or similar provisions that restrict the ability of a Person to operate its business which provisions violate any applicable Legal Requirements.
     4.11. Litigation, etc. Except as set forth on Schedule 4.11 there is no Action pending or, to the Knowledge of the Company, threatened against the Company or any of the Company’s Subsidiaries which, if determined adversely would reasonably be expected to result in a liability to the Company or any Subsidiary in excess of $100,000. None of such Actions, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect. Except as set forth on Schedule 4.11, neither the Company nor any of its Subsidiaries are subject to any Governmental Order (a) that would reasonably be expected to have a Material Adverse Effect or (b) which seeks rescission of or seeks to enjoin the consummation of this Agreement or any of the transactions contemplated by such agreements.
     4.12. Contracts, etc. Schedule 4.12(a) is a true and complete list of all of the following Contractual Obligations of the Company and its Subsidiaries (each, a “Contract”, and collectively, the “Contracts”) that are in effect as of the date hereof:
     4.12.1. any Contract (other than purchase orders or sales orders) for the purchase or sale by the Company or any of its Subsidiaries of materials, supplies, goods, services, equipment or other assets contractually requiring annual payments in excess of $500,000 individually per annum or $1,000,000 in the aggregate that cannot be terminated by the Company or its Subsidiary on not more than ninety (90) calendar days’ notice;
     4.12.2. as of close of business November 15, 2010, each outstanding purchase order for purchase or sales order for sale by the Company or any of its Subsidiaries in an amount in excess of $500,000;
     4.12.3. any partnership or joint venture agreement or similar arrangement;
     4.12.4. any Contract relating to the pending acquisition or disposition of any corporation, partnership or other business organization or division thereof or collection of assets constituting all or substantially all of a business or business unit (whether by merger, sale of stock, sale of assets or otherwise);
     4.12.5. any Contract under which the Company or any of its Subsidiaries are, or may become, obligated to pay to any senior executive officer (a) any severance pay in an amount exceeding $200,000 per individual or (b) any bonus or other special compensation obligations which would become payable by reason of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby;
     4.12.6. each Contract for capital expenditures in excess of $250,000 per annum;

     4.12.7. each Government Contract (other than sales orders, purchase orders or requests for proposal as a subcontractor unless to the actual knowledge of any of the individuals identified with respect to the Company in Section 1.2.44 any such request for proposal as a subcontractor is or relates to a Government Contract);
     4.12.8. any Contract (other than sales or purchase orders) governing the relationship of the Company or its Subsidiaries with any sales representative, distributor or agent for a territory other than the United States;
     4.12.9. any Contract that prohibits the Company or any Subsidiary of the Company from engaging in any line of business or competing with any Person or in any geographic area or during any period of time;
     4.12.10. any employment agreement or consulting agreement with an employee or consultant whose annual compensation exceeded $200,000 in 2009 or whose annual compensation is expected to exceed $200,000 in 2010;
     4.12.11. any Contract under which the Company or any of its Subsidiaries have granted a power of attorney or similar right to any non-employee third party, except for such powers of attorney or similar rights not reasonably expected to have a material impact on the Company, its Subsidiaries or the Business; and
     4.12.12. any Contract (other than sales orders, purchase orders or bills of lading and other than other Contracts that have by their terms been fully performed) governing the relationship of the Company or its Subsidiaries with freight-forwarders.
          The Company has heretofore made available to Parent a true and complete copy of each of the Contracts (other than redacted pricing terms). Except as set forth on Schedule 4.12(b) hereto, with respect to each Contract set forth on Schedule 4.12(a), (a) there are no material existing or asserted defaults, events of default or events, occurrences, acts or omissions that, with the giving of notice or lapse of time or both, would constitute defaults or events of default of any material provision of any such Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto; (b) no material penalties have been incurred, nor are material amendments pending, with respect to any such Contract; (c) such Contracts are in full force and effect and are Enforceable against the Company or one of its Subsidiaries, as applicable; and (d) no material defenses, off-sets or counterclaims have been asserted or may be made by any party thereto (other than by the Company or any of its Subsidiaries), nor has the Company or any of its Subsidiaries waived any material rights thereunder.
     4.13. Change in Condition. Since the Company Balance Sheet Date, except as set forth in Schedule 4.13; (a) the Company and its Subsidiaries have conducted the Business in the Ordinary Course of Business other than actions undertaken in connection with the sale of the Company, this Agreement, the Escrow Agreement and the transactions contemplated hereby and thereby and (b) the Company and its Subsidiaries have not, other than as expressly contemplated by the terms of this Agreement:
     4.13.1. increased the compensation (including bonuses) payable on or after the date hereof, or to become payable on or after the date hereof, to any director or executive officer of the Company or any of its Subsidiaries except for increases in the Ordinary Course of Business;
     4.13.2. granted any options or other rights to purchase or obtain (including upon conversion, exchange or exercise) any Membership Interests or other equity securities;
     4.13.3. incurred any Debt other than (a) Debt incurred in the Ordinary Course of Business or (b) any Debt which will be paid prior to Closing or reflected in the Estimated Closing Balance Sheet;
     4.13.4. permitted any material assets to become subject to a Lien (other than Permitted Liens) or disposed of, leased or licensed any material assets, other than in the Ordinary Course of Business; or
     4.13.5. made any capital expenditure (or series of related capital expenditures) in excess of $200,000 that was not contemplated by its capital expenditure budget.
The Company and its Subsidiaries have not entered into any Contractual Obligation to do any of the actions referred to in this Section 4.13 (except for this Agreement or as otherwise expressly required or permitted by the terms of this Agreement). From September 30, 2010 to the date hereof, there has been no change, event or effect that, individually or in the aggregate with other changes, events or effects, has resulted in, or is reasonably likely to result in, a Material Adverse Effect. Since January 1, 2009, the Company and its Subsidiaries have maintained sufficient levels of working capital in order to operate the Business in the Ordinary Course of Business, it being understood that the Company and its Subsidiaries can distribute to the Seller or its Affiliates any and all cash at any time prior to the Closing Date and, to the extent such distributions are included in the Closing Date Cash Distribution Amount, on the Closing Date and take such other actions as are expressly required or permitted by the terms of this Agreement.
     4.14. Tax Matters. Except as set forth on Schedule 4.14:
     4.14.1. all material Tax Returns that were required to have been filed by the Company and its Subsidiaries have been duly and timely filed;
     4.14.2. all material Taxes (whether or not shown as due and payable on any Tax Return of the Company or its Subsidiaries) have been paid in full;
     4.14.3. no deficiencies have been asserted in writing or assessments made in writing as a result of any examinations of the Tax Returns referred to in Section 4.14.1 by the IRS and/or a state, local or foreign taxing authority that have not been satisfied by payment or withdrawn or otherwise settled;
     4.14.4. to the Knowledge of the Company, there is no dispute, claim, audit, or examination pending or threatened in writing with respect to any material Taxes of the Company or its Subsidiaries;

     4.14.5. there are no Liens for Taxes (other than Permitted Liens) on any of the assets of the Company or any of its Subsidiaries;
     4.14.6. no waivers of statutes of limitations in respect of Taxes (other than waivers no longer in force) have been given by the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries is currently a party to any agreement extending the time with respect to the assessment or collection of any Taxes;
     4.14.7. the Company has made available or caused to be made available to Parent true and complete copies of all income Tax Returns filed by the Company and its Subsidiaries with taxing authorities for tax periods ending after January 1, 2007;
     4.14.8. neither the Company nor any of its Subsidiaries has participated in a “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2); and
     4.14.9. the Company and each Subsidiary is currently, and has been for all tax periods beginning after January 1, 2007, a disregarded entity for U.S. federal income tax purposes.
Other than as set forth in Section 4.15, this Section 4.14 contains the sole and exclusive representations and warranties of the Company and its Subsidiaries in this Agreement with respect to Taxes and no other section of this Agreement shall be treated as containing any express or implied representations or warranties relating to Taxes or Tax assets.
     4.15. Employee Benefit Plans.
     4.15.1. Disclosure. Set forth on Schedule 4.15(a) is a list of all Company Plans, indicating each Company Plan that is sponsored by the Company exclusively for employees of the Company or its Subsidiaries (each such indicated Company Plan, a “Company Sponsored Plan”). With respect to each Company Plan, the Company has made available to Parent true and complete copies of each of the following: (a) the Company Plan document, if written, together with all amendments; (b) where the Company Plan is unwritten, a written summary of all material Company Plan terms; (c) where applicable, any trust agreements and insurance policies; (d) any summary plan descriptions and employee handbooks; (e) in the case of any U.S. Company Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination (or opinion) letter, if any, from the IRS; and (f) all reports required to be filed in the past two years, including in the case of any U.S. Company Plan for which Forms 5500 are required to be filed, the two most recently filed Forms 5500, with schedules attached.
     4.15.2. No Defined Benefit Pension Plans. None of the Company nor any corporation, trust, partnership or other entity that at the relevant time would be considered as a single employer with the Company under Section 4001(b)(1) of ERISA or Sections 414(b), (c), (m) or (o) of the Code in the past six years has maintained or been required to contribute to any Pension Plan subject to Title IV of ERISA, including any “multiemployer plan” as defined in Section 4001(a)(3) of ERISA.

     4.15.3. Company Plan Qualification; Company Plan Administration; Certain Taxes and Penalties. Except as set forth on Schedule 4.15(b), (a) each Company Plan or other Employee Plan that is statutorily required to be provided pursuant to applicable Legal Requirements, including any associated trust or fund, has been to the extent administered by the Company or its agents, administered in all material respects with its terms and applicable Legal Requirements, and (b) to the Knowledge of the Company, nothing has occurred with respect to any U.S. Company Plan that has subjected or could reasonably be expected to subject the Company to material liability under Section 409 or Section 502 of ERISA or Chapter 43 of Subtitle D of the Code. Each U.S. Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or is entitled to rely on a favorable opinion letter) from the IRS or has pending or has time remaining in which to file an application for such determination from the IRS, and, to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to cause the IRS to revoke or fail to issue such letter.
     4.15.4. Company Plan Claims. There are no existing (or, to the Knowledge of the Company, threatened) Actions relating to a Company Plan or other Employee Plan that is statutorily required to be provided pursuant to applicable Legal Requirements, other than routine claims for information or benefits in the normal course.
     4.15.5. Retiree Benefits; Certain Welfare Plans. Other than as required under Section 601 et seq. of ERISA or as described on Schedule 4.15(c), no Company Plan that is a Welfare Plan provides benefits or coverage following retirement or other termination of employment. The Company does not maintain any welfare benefit trust that is intended to be exempt from federal income tax under Section 501(c)(9) of the Code.
     4.15.6. Each Company Plan that provides for nonqualified deferred compensation to a U.S. citizen or resident has (a) since January 1, 2005, been operated and maintained materially in accordance with a good faith, reasonable interpretation of Section 409A of the Code, as determined under applicable guidance of the Department of Treasury and IRS, as was in effect from time to time, with respect to amounts deferred (within the meaning of Section 409A of the Code) after January 1, 2005, and (b) since January 1, 2009, been in documentary and operational compliance with Section 409A of the Code in all material respects and the applicable guidance under that section. The Company has no obligation to reimburse or otherwise “gross-up” any person for the interest or additional tax set forth under Section 409A(a)(1)(B) of the Code.
     4.15.7. Except as set forth on Schedule 4.15(d), none of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (including as a result of any termination of employment on or following the Effective Time) will (a) entitle any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries to severance or termination pay, (b) accelerate the time of payment or vesting, or trigger any payment or funding (through a grantor trust or otherwise) of, compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Plan or Contractual Obligation of an

employee to which the Company or any of its Subsidiaries are a party or otherwise bound or (c) result in any breach or violation of, or a default under, any Company Plan.
     4.15.8. The Company is not a party to any agreement, contract, arrangement or plan that in connection with the transactions contemplated hereby would result, individually or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.
     4.16. Environmental Matters.
          4.16.1. Except as set forth on Schedule 4.16.1:
     4.16.1.1. No written notice, Lien (other than Permitted Liens), order, complaint or material penalty has been received by the Company or any of its Subsidiaries at any time after September 18, 2003, and there are no Actions pending or, to the Knowledge of the Company, threatened which allege a material violation of or liability under any Environmental Law, in each case, by the Company or any of its Subsidiaries.
     4.16.1.2. The Company and each of its Subsidiaries have all material environmental permits required under applicable Environmental Laws and neither the Company nor of its Subsidiaries is in violation of the terms of such permits or any applicable Environmental Law.
     4.16.1.3. No Releases have occurred on any Owned Real Property or Leased Real Property that could result in any material liability of Company or any of its Subsidiaries or require remediation under applicable Environmental Law.
     4.16.1.4. To the Knowledge of the Company, no underground storage tanks are located at any Owned Real Property or Leased Real Property.
     4.16.1.5. The Company and its Subsidiaries are in compliance with applicable provisions of the European Union’s Registration, Evaluation and Authorization of Chemicals (REACH) Directive, including the registration of any chemical substances required to be registered by the Company and its Subsidiaries, except to the extent such noncompliance would not have a Material Adverse Effect.
     4.16.1.6. The Company and its Subsidiaries have provided to Buyer, in writing complete and accurate copies of all reports and documents in their possession relating to compliance with Environmental Laws or to environmental conditions in, on, under or from any Owned Real Property or Leased Real Property including but not limited to any reports related to Hazardous Substances in, on, under or from any Owned Real Property or Leased Real Property as of the date hereof.
     4.16.1.7. The Company and its Subsidiaries have not received any notice that any property now or (for reasons that could give rise to a material liability for the Company or its subsidiaries) previously owned or leased by the Company and its Subsidiaries is listed or is proposed for listing on the National Priorities List pursuant to CERCLA, the Comprehensive Environmental Response, Compensation and Liability Information System List, or on any similar state list of sites requiring investigation or cleanup.
     4.16.1.8. To the Knowledge of the Company, there has been no Release of Hazardous Substances for which the Company and its Subsidiaries could have any material liability under any applicable Environmental Law at any real property formerly owned or leased by the Company and its Subsidiaries.
     4.16.1.9. Except as set forth in this Section 4.16, no representations or warranties are being made with respect to Hazardous Substances or environmental matters.
     4.17. Labor Relations. Neither the Company nor any of its Subsidiaries is or has been a party to any collective bargaining agreement or other labor union contract applicable to individuals employed by the Company or any of its Subsidiaries, and, to the Knowledge of the Company, as of the date of this Agreement there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit in respect of employees of the Company or any of its Subsidiaries. There is no work slowdown, lockout, strike or work stoppage pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary, and there is no unfair labor practice charge or complaint or other action against the Company or any Subsidiary pending or, to the Knowledge of the Company, threatened before the National Labor Relations Board or any other similar U.S. or foreign governmental authority or agency. During the past three years, there has been no labor strike or work stoppage actually pending or, to the Knowledge of the Company, threatened against or affecting the Company or any Subsidiary by their employees. As of the date hereof, no question concerning representation is pending or, to the Company’s Knowledge, threatened before the National Labor Relations Board or any other similar U.S. or foreign Governmental Authority respecting employees of the Company or any Subsidiary, and no written grievance respecting employees of the Company or any Subsidiary is pending before the National Labor Relations Board or any other similar U.S. or foreign Governmental Authority or pursuant to any grievance procedure that has been formally recognized by the Company. The Company and each Subsidiary are currently in compliance in all material respects with all applicable Legal Requirements relating to the employment of labor, employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, working time, leaves of absence (including the Family and Medical Leave Act and any similar state or local law), affirmative action, collective bargaining, the payment of social security and similar taxes, occupational safety and health, workers’ compensation, unemployment compensation, and plant closing and mass layoffs. Except as set forth in Schedule 4.17, since October 15, 2010 (i) no management employee of the Company or any Subsidiary of the Company (whose services are material to the operation of the Business) has provided written notice of his or her intention to terminate employment with the Company or any Subsidiary of the Company (ii) to the actual knowledge of any of the individuals identified with respect to the Company in Section 1.2.44, no management employee of either the Company or any Subsidiary of the Company and no group of employees of the Company or any Subsidiary of the Company (in each case whose services are material to the operation of the Business) has any plans to terminate his, her or their employment, and neither the Company nor any Subsidiary of the Company has a present intention to terminate the employment of any such employee. There are no Actions pending or, to the Knowledge of the Company, no material Actions threatened against the Company or any Subsidiary of the Company in respect of any applicant for employment, any current employee or any former employee, whether in the form of claims for employment discrimination, harassment, retaliation, wrongful discharge, breach of contract, unfair business practice, unfair labor practices, wage and hour, tort, unfair competition or otherwise, other than routine uncontested claims for benefits.
     4.18. Compliance with Law. Except as set forth in Schedule 4.18, since January 1, 2007, neither the Company nor any of its Subsidiaries has received any notice of any claimed material violation of applicable Legal Requirements. Each of the Company and its Subsidiaries are in compliance in all material respects with all applicable Legal Requirements applicable to it, the Business or its Assets. Except as set forth on Schedule 4.18, (a) the Company and each of its Subsidiaries holds all material permits, licenses, variances, exemptions, orders, franchises, registrations and approvals of all Governmental Authorities necessary for the lawful conduct of the Business (the “Permits”) and (b) the Company and each of its Subsidiaries is in compliance in all material respects with the terms of all such Permits.
     4.19. Affiliate Transactions. Neither the Company nor its Subsidiaries, has since January 1, 2007 been a party to any transaction with any Affiliate, officer, director or other employee other than (a) payments of Compensation and expense reimbursement to officers, directors and other employees in their capacities as such in the Ordinary Course of Business (b) Contractual Obligations between the Company and one or more of its Subsidiaries or between two or more Subsidiaries of the Company and no other Affiliates or (c) Contractual Obligations listed on Schedule 4.19 (a). The management agreement set forth on Schedule 4.19 (b) (“Palisades Management Agreement”) will be terminated prior to the Closing and the Company and its Subsidiaries will have no further obligation thereunder from and after the Closing.
     4.20. Brokers, etc. There are no brokerage commissions, finders’ fees or similar compensation payable in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Seller or the Company or any of its Subsidiaries other than fees (if any) that will be paid as contemplated by Section 2.4.1 or otherwise paid by Seller and its Affiliates and for which the Buying Parties and (after the Closing) the Company will have no responsibility to pay.
     4.21. Insurance. As of the date hereof (a) the Company has provided or made available copies of all policies of insurance of the Company relating to the Business as currently in effect (the “Insurance Policies”), (b) all such policies of insurance are enforceable and in full force and effect in all material respects, (c) since January 1, 2010, none of the Company or any of its Subsidiaries has received any written notice of cancellation or nonrenewal of any such insurance policies (excluding provisional notices of prospective non-renewal for insurance policies which are routinely sent, not in response to any specific casualty event or loss history, by insurance companies within a certain period before such policy would normally expire) and (d) except as set forth in Schedule 4.21, there is no claim (i) in excess of $100,000 by Seller, the Company or any of its Subsidiaries pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies, or (ii) less than $100,000 by Seller, the Company or any of its Subsidiaries pending under any of such policies as to which the Company has received written notice that coverage has been questioned, denied or disputed by the underwriters of such policies.
     4.22. Inventory. Except as set forth in Schedule 4.22, all inventory, except inventory in transit and inventory sold or disposed of in the Ordinary Course of Business, whether reflected on the Financial Statements or subsequently acquired: (a) is now and at the Closing Date will be located on Owned Real Property or Leased Real Property (including third-party warehousing arrangements); (b) has been or will be acquired by the Company or its Subsidiaries only in bona fide transactions entered into in the Ordinary Course of Business; (c) is of good and merchantable quality, saleable in the Ordinary Course of Business, except to the extent adequately reserved for (taken as whole) in the balance sheets included in the Financial Statements on which such inventory is shown , which reserves (taken as a whole) are determined on a basis consistent with past practice of the Company; and (d) is not now and at the Closing Date will not be subject to any write-down or writeoff in excess of the reserves (taken as a whole) established based on past practice of the Company.
     4.23. Government Contracts.
     4.23.1. The Company and its Subsidiaries have complied in all material respects with (a) the terms and conditions of their Government Contracts, and (b) all requirements of statutes, rules, regulations, orders, and other Legal Requirements applicable thereto, whether incorporated expressly, by reference, or by operation of Legal Requirement.
     4.23.2. The Company and its Subsidiaries have not, within the past ten years, provided any materially false information or made any false representation in connection with the submission of a Government Contract Bid.
     4.23.3. Neither the Company, its Subsidiaries, nor any officer, director, or employee thereof has, within the past five years, been the subject of a Debarment or Suspension Action initiated by any Governmental Authority.
     4.24. Import or Export Controls.
     4.24.1. The Company and its Subsidiaries are in compliance in all material respects with all Legal Requirements relating to import or export control, including the International Traffic in Arms Regulations, the Export Administration Regulations, and the Foreign Assets Control Regulations.
     4.24.2. The Company and its Subsidiaries have not, within the past five years, directly, or through an affiliate, distributor, agent, or other third party, engaged in a transaction or act that was prohibited under the International Traffic in Arms Regulations, Export Administration Regulations, the Foreign Assets Control Regulations, or any other Legal Requirement relating to export control.
     4.24.3. Except as set forth in Schedule 4.24.3, the Company and its Subsidiaries have not, within the past five years, directly, or through an Affiliate, or to the Knowledge of the Company, any distributor, agent, or other third party, engaged in a transaction with a party located in, or a national of, Cuba, Iran, Zimbabwe, Democratic Republic of Congo, Cote d’Ivoire, North Korea, Sudan, Syria, Iraq, Afghanistan, or Burma (Myanmar) other than exports to U.S. military bases in compliance with U.S. export control laws and regulations.
     4.25. Absence of Unlawful Payments. No officer, director, employee, or agent of the Company or its Subsidiaries has, in connection with the Business: (a) used Company or Subsidiary funds to offer or make any political contribution or gift relating to any political activity that would be unlawful under any applicable Legal Requirement; (b) paid, offered to pay, promised to pay or authorized the payment of money or anything of value to any governmental official or employee of any such official that would be unlawful under any applicable Legal Requirement, (c) established or maintained any unrecorded fund or account of any nature that would be unlawful under any applicable Legal Requirement; or (d) made any payoff, influence payment, bribe, rebate, kickback or payment to any person that would be unlawful under any applicable Legal Requirement. Each of the Company and its Subsidiaries are operating and have operated in compliance with the U.S. Foreign Corrupt Practices Act and any Legal Requirements regarding bribery.
     4.26. [Intentionally Omitted.]
     4.27. Substantial Customers and Suppliers
     4.27.1. Schedule 4.27(a) sets forth the top ten customers of the Company and its Subsidiaries on a consolidated basis for the 12 month period ending September 30, 2010 (each a “Material Customers”). Since January 1, 2010 and prior to the date hereof, no Material Customer of the Company or any of its Subsidiaries has materially modified, cancelled or otherwise terminated or, to the Knowledge of the Company, threatened to materially modify, cancel or otherwise terminate its relationship with the Company or any of its Subsidiaries.
     4.27.2. Schedule 4.27(b) sets forth the top ten suppliers of the Company and its Subsidiaries on a consolidated basis for the 12 month period ending September 30, 2010 (each a “Material Supplier”). Since January 1, 2010 and prior to the date hereof, no Material Supplier of the Company or any of its Subsidiaries has materially modified, cancelled or otherwise terminated or, to the Knowledge of the Company, threatened to materially modify, cancel or otherwise terminate its relationship with the Company or any of its Subsidiaries.
     4.28. Absence of Certain Debt. Except as set forth on Schedule 4.28, neither the Company nor any of its Subsidiaries has any obligations (a) to pay the deferred purchase price of property, services or any other deferred cost (except trade accounts payable as a current liability in the ordinary course of business), (b) as lessee under capitalized leases, (c) created or arising under any conditional sale or other title retention agreement with respect to acquired property or (d) in the nature of guarantees of obligations of the types described in the foregoing clauses of any other Person.

5. REPRESENTATIONS AND WARRANTIES OF PARENT AND BUYER. Parent and Buyer, jointly and severally, represent and warrant that:
     5.1. Organization, Power and Standing of Buyer. Parent is a corporation and Buyer is a limited partnership and each of Parent and Buyer are duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite power and authority, corporate and otherwise, to execute and deliver this Agreement and the Escrow Agreement, to perform its obligations under such agreements and to consummate the transactions contemplated hereby and thereby.
     5.2. Authorization and Enforceability. This Agreement has been, and the Escrow Agreement shall be, duly authorized, executed and delivered by each of Parent and Buyer and, assuming the due authorization, execution and delivery by the other parties thereto, each such agreement is (or, in the case of the Escrow Agreement, shall be) Enforceable against each of Parent and Buyer in accordance with its terms.
     5.3. Non-Contravention, etc. Except for consents already obtained and as otherwise set forth on Schedule 5.3, the execution, delivery and performance of this Agreement and the Escrow Agreement by each of Parent and Buyer and the consummation by each of them of the transactions contemplated hereby and thereby in accordance with the terms and conditions of this Agreement and the Escrow Agreement do not and will not conflict with or result in the breach of any terms or provisions of, or constitute a default under, (a) except as would not reasonably be expected to have a material adverse effect on the ability of Parent or Buyer to consummate the Closing hereunder in accordance with this Agreement or to perform their obligations under this Agreement and the Escrow Agreement, any Contractual Obligation or any Legal Requirement applicable to Parent or Buyer or (b) the Organizational Documents of Parent or Buyer.
     5.4. No Governmental Consent or Approval Required. Except for (a) filings required by the HSR Act, (b) any consents, approvals, authorizations, permits, filings or notifications as shall have been obtained or made at or prior to Closing, or (c) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have a material adverse effect on the ability of Parent or Buyer to consummate the Closing hereunder in accordance with this Agreement or to perform their obligations under this Agreement and the Escrow Agreement, no authorization, consent, approval or other order of, declaration to, or filing with, any Governmental Authority by or on behalf of Buyer or Parent is required for or in connection with the authorization, execution, delivery and performance by Buyer or Parent of its obligations under this Agreement.
     5.5. Available Funds; Solvency. Parent or Buyer has, as of the date hereof, and shall have, as of the Closing, unconditional funds available without restriction in an amount sufficient to pay in cash the amounts payable pursuant to Section 2.4.1 and Section 2.4.3. Parent and Buyer are, and after giving effect to the transactions contemplated hereby will continue to be, Solvent.
     5.6. Litigation. As of the date of this Agreement, there is no Action pending or, to the Knowledge of the Parent, threatened against the Parent or any of its Subsidiaries which, if determined adversely, (a) which would reasonably be expected to have a material adverse effect on the ability of Parent or Buyer to perform their obligations under this Agreement or the Escrow Agreement or (b) which seeks rescission of or seeks to enjoin the consummation of this Agreement or the Escrow Agreement or any of the transactions contemplated by such agreements.
     5.7. Brokers, etc. There are no brokerage commissions, finders’ fees or similar compensation payable in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Parent or Buyer other than fees (if any) that will be paid by Parent, Buyer or their Affiliates for which the Seller and its Affiliates will have no responsibility to pay.
     5.8. Investigation; No Additional Representations, etc. Each of Parent and Buyer (a) has made its own inquiry and investigation into, and based thereon has formed an independent judgment concerning, the Business and the Company and its Subsidiaries (including operations, technology, assets, liabilities, results of operations, financial condition, prospects, financial statements and Subsidiaries), (b) has been furnished with or given adequate access to such information about the Business and the Company and its Subsidiaries as it has requested, and (c) to the extent it has deemed appropriate, has addressed in this Agreement any matters arising out of its investigation and the information provided to it. Each of Parent and Buyer acknowledges that the Seller, Company, and their respective Affiliates, Representatives, or members have not made nor shall they be deemed to have made, nor has either Parent or Buyer relied on, any representation, warranty, covenant or agreement, express or implied, with respect to the Company, its Subsidiaries, the Business or the transactions contemplated by this Agreement, other than those expressly set forth in this Agreement.
6. CERTAIN AGREEMENTS OF THE PARTIES.
     6.1. Operation of Business, Related Matters. From the date hereof through the earlier of the date this Agreement is terminated pursuant to Section 11 or the Closing Date, unless Buyer shall provide its prior written consent (which shall not be unreasonably withheld, conditioned or delayed), the Company shall, Seller shall cause the Company to and the Company and Seller shall cause each of the Company’s Subsidiaries to, conduct the Business in the Ordinary Course of Business (including the maintenance of sufficient levels of working capital in order to operate the Business in the Ordinary Course of Business, it being understood that the Company and its Subsidiaries can distribute to the Seller or its Affiliates any and all cash at any time prior to the Closing Date and, to the extent such distributions are included in the Closing Date Cash Distribution Amount, on the Closing Date and take such other actions as are expressly required or permitted by the terms of this Agreement) in a manner that complies with all applicable Legal Requirements and use commercially reasonable efforts to maintain the value of the Business as a going concern.
     6.1.1. Except as otherwise set forth on Schedule 6.1 or as otherwise expressly contemplated by this Agreement, from the date hereof and prior to the Closing Date, the Company shall not, Seller shall cause the Company to not and the Company and Seller shall cause each of the Company’s Subsidiaries to not, without the prior written consent of Buyer, which shall not be unreasonably withheld, conditioned or delayed:

     6.1.1.1. increase in any manner the compensation or benefits of, or pay any bonuses to any director or executive officer of the Company or any of its Subsidiaries except for increases or payments in the Ordinary Course of Business;
     6.1.1.2. amend the Organizational Documents, as applicable, of the Company or its Subsidiaries;
     6.1.1.3. (a) sell or dispose of any of its Assets, other than sales and dispositions in the Ordinary Course of Business or (b) purchase or lease (as lessee), or make any Contractual Obligation for the purchase or lease (as lessee) of, any Assets, other than the purchase of Assets, including inventory, or lease of Assets in the Ordinary Course of Business;
     6.1.1.4. settle any Action in a manner that would either (a) restrict the conduct of the Business in any material respect or (b) reasonably be expected to have a material adverse impact on the Company, its Subsidiaries or the Business;
     6.1.1.5. enter into any Contractual Obligation (a) relating to (i) the purchase of any capital stock of or interest in any Person (other than in connection with the formation of any wholly-owned Subsidiaries of the Company), (ii) the purchase of all or substantially all of the assets of any Person or (iii) any merger, consolidation or other business combination or (b) of the types described in Section 4.12 (other than purchase orders or sales orders);
     6.1.1.6. materially amend, modify, terminate or assign, or take any volitional action to intentionally default in any material respect under, any Contract, or otherwise waive, release or assign any material rights or benefits of the Company or any Subsidiaries of the Company under any Contract;
     6.1.1.7. incur Liens, except for Permitted Liens;
     6.1.1.8. make any capital expenditure (or series of related capital expenditures) in excess of $50,000 that is not contemplated by its capital expenditure budget;
     6.1.1.9. issue, sell, grant or otherwise dispose of any Membership Interests or other equity securities of the Company or any of its Subsidiaries or grant any options or other rights to purchase or obtain (including upon conversion, exchange or exercise) any Membership Interests or other equity securities of the Company or any of its Subsidiaries;
     6.1.1.10. except as otherwise required by applicable Legal Requirement: cause any of the Company or any of its Subsidiaries to change any material Tax election; change any annual Tax accounting period; change any method of Tax accounting or reverse any accruals (except as required by a change in law or GAAP); file any material amended Tax Returns; sign or enter into any material closing agreement or settlement agreement; compromise any claim or assessment of material Tax liability; surrender any right to claim a material Tax refund, offset or other reduction in Tax liability; or consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment;
     6.1.1.11. except as required to comply with applicable law or a Company Plan in effect on the date hereof or as required or contemplated by this Agreement, (a) pay to any employee, officer, director or independent contractor of the Company or any Subsidiary of the Company any material benefit not provided for under any Company Plan in effect on the date hereof, (b) grant any material awards under any Company Plan to any employee, officer, director or independent contractor of the Company or any Subsidiary of the Company, (c) take any action to accelerate the vesting or payment of any material compensation or benefit under any Company Plan with respect to any employee, officer, director or independent contractor of the Company or any Subsidiary of the Company, (d) adopt, enter into or amend, in any material respect, any Company Plan as such plan relates to any employee, officer, director or independent contractor of the Company or any Subsidiary of the Company (e) enter into Contracts with new employees except in the Ordinary Course of Business or (f) make any material determination under any Company Plan as such plan relates to any employee, officer, director or independent contractor of the Company or any Subsidiary of the Company that is inconsistent with the Ordinary Course of Business;
     6.1.1.12. other than in the Ordinary Course of Business, (a) delay the satisfaction or discharge of any accounts payable or trade payables or (b) accelerate the collection of any accounts receivable, in each case of the Company or any of its Subsidiaries; or
     6.1.1.13. enter into any Contractual Obligation to do any of the actions referred to in this Section 6.1.1.
     6.1.2. Except as otherwise set forth on Schedule 6.1, as otherwise expressly contemplated by this Agreement, or as otherwise consented to by Buyer in writing, which consent shall not be unreasonably withheld, conditioned or delayed, from the date hereof and prior to the Closing Date, the Company shall, Seller shall cause the Company to and Seller and the Company shall cause each of the Company’s Subsidiaries to:
     6.1.2.1. take commercially reasonable action consistent with the Ordinary Course of Business to reasonably maintain the Assets that are material, either individually or taken as a whole, in a customary state of repair and condition as is consistent with the Company’s past practice;
     6.1.2.2. (a) timely file all material Tax Returns required to be filed by it (and all such Tax Returns shall be prepared in a manner consistent with past practice to the extent permitted by law), (b) timely pay all material Taxes due and payable; and (c) promptly notify Buyer of any receipt of written notification of the commencement of any material income, franchise or similar Tax claim, investigation or audit against or with respect to the Company or any of its Subsidiaries; and

     6.1.2.3. take commercially reasonable action to maintain insurance coverage substantially similar in scope and amount to the policies of insurance of the Company taken as a whole.
     6.2. Preparation for Closing. Buyer and Parent on the one hand and Seller and the Company on the other hand shall each use all commercially reasonable efforts to bring about the fulfillment of each of the conditions precedent to the obligations of the other set forth in this Agreement, subject to the following:
          6.2.1. Regulatory Compliance, Consents, etc.
     6.2.1.1. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to assist, consult with and cooperate with each other and any other parties in doing all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (a) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable, (b) the obtaining of all actions, waivers, permits, consents, approvals and authorizations from all third parties and all Governmental Authorities necessary or advisable to consummate, or in connection with, the transactions contemplated by this Agreement, (c) the making of all necessary registrations and filings promptly with the appropriate Governmental Authorities, (d) the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by any Governmental Authority with respect to the transactions contemplated hereunder and (e) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Notwithstanding anything contained herein to the contrary, neither Buyer nor any of its Affiliates shall be obligated to (i) consent to the divestiture of, or structure or conduct relief with respect to, the Company or any of its Subsidiaries, the Business or the Assets or any assets, properties, business, division, product line or service line of Buyer or any of its Affiliates or (ii) contest, administratively or in court, any ruling, order or other action of any Governmental Entity or any other Person respecting the transactions contemplated by this Agreement.
     6.2.1.2. In furtherance (but not in limitation) of Section 6.2.1.1, Parent and the Company shall each keep the other apprised of the status of matters relating to actions, waivers, permits, consents, approvals, authorizations, applications, filings and completion of the transactions contemplated by this Agreement. Subject to applicable law, Parent and the Company shall have the right to review in advance, and, to the extent practicable, each shall consult the other on all the information relating to the Company or Parent, as the case may be, and any of their respective consolidated Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement.

Parent and the Company have filed all required applications, notices or other filings under the HSR Act with a letter of intent to enter in the transactions described herein and without a request for early termination or acceleration of any applicable waiting period. Parent and the Company will file a request for early termination or acceleration of any applicable waiting period to the extent available under applicable Legal Requirements on the first Business Day following the date hereof. Parent on the one hand, and the Company, on the other hand, shall each, in connection with the efforts referenced in this Section 6.2.1 to obtain all requisite clearance, permits or approvals for the transactions contemplated by this Agreement under the HSR Act or any other applicable premerger notification scheme, use its reasonable best efforts to (a) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, in each case, regarding any such transaction; (b) keep the other party informed of any material communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”), or any other Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any such transaction; and (c) subject to applicable law, permit the other party to review, in advance, any written communication given by it to or received from, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ, or any other Governmental Authority or, in connection with any proceeding by a private party regarding any such transaction, any other Person, and to the extent permitted by the FTC, the DOJ, or other applicable Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences subject to applicable law.
     6.3. Employees.
          6.3.1. Employee Benefit Plans.
     6.3.1.1. In addition to the Palisades Associates, Inc. & Affiliates 401(k) Profit Sharing Plan dated January 1, 2010 (“Seller’s 401(k) Plan”), Schedule 6.3.1 identifies the following categories of Company Plans: (i) those which are sponsored by the Company or an Affiliate and which will be continued by the Company after the Closing Date (“Continued Plans”); (ii) those which are sponsored by the Company or an Affiliate but which will not be continued by the Company after the Closing Date (“Discontinued Plans”); and (iii) those which are sponsored by Seller or an entity other than the Company or an Affiliate and in which the Company will participate through the Applicable Benefit Changeover Date as hereinafter defined (“Multiple Employer Plans”).
     6.3.1.2. With respect to each Company Plan identified as a Continued Plan, effective as of the Closing Date, Seller shall, and/or shall cause the Company to, transfer, terminate or otherwise remove from participation in any such Continued Plan any person participating in any such Continued Plan who will not be a Continued Employee (defined below) (or the covered spouse, domestic partner, child or dependent of a Continued Employee) of the Company after the Closing Date (a “Retained Employee”). None of the Company, its Subsidiaries, Buyer nor any of each of their Affiliates shall have any liability under the Continued Plans with respect to any such Retained Employee; which liability shall be retained by Seller. Nothing in this Agreement shall obligate Buyer to continue the Continued Plans for any period of time after the Closing Date or restrict Buyer’s ability to amend, merge, terminate or otherwise modify the terms and conditions of any such Continued Plan immediately following the Closing Date or, except as otherwise provided in this Agreement, otherwise modify the employee benefit programs provided to any Company employee that is employed immediately following the Closing Date (a “Continued Employee”). Notwithstanding anything contained in this Section 6.3.1.2 to the contrary, Buyer shall be responsible for continuation of group health, dental or vision coverage under Code Section 4980B of the Code (or state law counterpart) for any qualified beneficiary (as defined at Section 4980B(g)(1) of the Code) who was or is an employee of the Company or an Affiliate (or the covered spouse, domestic partner, child or dependent of such employee) when the qualifying event (as defined at Section 4980B(f)(3)) occurred, whether such event occurred or occurs before, on or after the Closing Date.
     6.3.1.3. With respect to Seller’s 401(k) Plan, Seller shall, or shall cause the Company to, adopt such resolutions and take such further corporate action as may be necessary or appropriate to freeze participation in such plan with respect to all current or former Company employees, terminate the Company’s participation as a participating employer in the Seller’s 401(k) Plan and separately account or cause the plan’s third party administrator to separately account for the assets and liabilities under Seller’s 401(k) Plan attributable to participants who are current or former employees of the Company, and provide that the account balances of those participants in Seller’s 401(k) Plan who become Continued Employees will be fully vested and non-forfeitable. Buyer and Seller shall cooperate to effect a direct, trustee to trustee, transfer of such segregated assets and liabilities to the similar pension plan of Buyer (“Buyer’s 401(k) Plan”), as soon as administratively feasible after the Closing Date. It is the parties’ intention that the direct, trustee to trustee, transfer of the account balances from the Seller’s 401(k) Plan to the Buyer’s 401(k) Plan shall be in accordance with the requirements of all applicable law and that the provisions of this section be interpreted consistent with such requirements. Buyer and Seller agree to cooperate with, and provide reasonable assistance to, one another in their fulfillment of the mutual duties and obligations created by this section.
     6.3.1.4. With respect to each Company Plan identified as a Discontinued Plan, effective as of the Closing Date, Seller shall, and/or shall cause the Company to: (i) terminate such Discontinued Plan, (ii) withdraw from participating in any Discontinued Plan, (iii) transfer sponsorship of each Discontinued Plan to an entity other than the Company or a Subsidiary or (iv) perform any combination of the foregoing, so that the Discontinued Plans shall be retained by Seller or an Affiliate of Seller on and after the Closing Date and no Continued Employee is eligible to actively participate in any Discontinued Plan after the Closing Date. None of the Company, its Subsidiaries, Buyer nor any of each of their Affiliates shall have any liability with respect to any Discontinued Plans, including by way of clarification and not limitation, claims incurred but not reported prior to the Closing Date; which liability shall be retained by Seller.
     6.3.1.5. With respect to each Company Plan identified as a Multiple Employer Plan, Seller shall cause such Multiple Employer Plan to continue to cover Continued Employees for the period commencing on the Closing Date and continuing through to the Applicable Benefit Changeover Date under the same terms and conditions as in effect prior to the Closing Date. Buyer shall reimburse Seller for the actual cost of such continued coverage, including without limitation all premium costs and administrative costs on a pro-rata basis. Seller shall take such steps as may be necessary or appropriate to effectuate the withdrawal of the Company from each such Multiple Employer Plan as of the Applicable Benefit Changeover Date such that the Company shall cease to be a participating employer in such Multiple Employer Plan and no Continued Employee is eligible to actively participate in any such Multiple Employer Plan after the Applicable Benefit Changeover Date. None of the Company, its Subsidiaries, Buyer nor any of each of their Affiliates shall have any liability with respect to any Multiple Employer Plans, including by way of clarification and not limitation, claims incurred but not reported prior to the Applicable Benefit Changeover Date; which liability shall be retained by Seller. For purposes of this Agreement, the “Applicable Benefit Changeover Date” with respect to any component plan included within the category of “Multiple Employer Plan” shall be the later of December 31, 2010 or such date as may be mutually agreeable to the parties.
     6.3.2. From the Closing Date until at least one (1) year following the Closing Date, each Continued Employee shall be entitled to (a) a base salary and bonus opportunity at the same level or greater than such employee’s base salary and bonus and commission opportunity as in effect on the Closing Date and (b) other employee benefits and other terms and conditions of employment that are substantially comparable, in the aggregate, to those being provided to such employee immediately prior to the Closing Date. Upon or prior to the Closing Date, the Company shall pay (i) all holiday or similar bonuses with respect to the 2010 calendar year to each Employee of the Company or any of its Subsidiaries and (ii) all amounts payable under the Project Keystone Success Bonus Plan upon the consummation of the transactions contemplated hereby. Prior to the Closing Date, the Company will take such action, if any, that may be required to assure that no employee of the Company will be permitted to carryover accrued and unused vacation time to calendar year 2011 in excess of five (5) days and the cost of any such carryover shall be the responsibility of the Buyer.
     6.3.3. With respect to any employee benefit plan, program or policy that is made available to Continued Employee after the Closing Date: (a) all periods of service with the Company, or any predecessor entity thereto, by any such employee prior to the Closing Date shall be credited for eligibility, participation and vesting purposes under such plan, program or policy and for purposes of calculating benefits under any severance, sick leave or vacation plans, and (b) with respect to any Welfare Plans to which such Continued Employees may become eligible, Buyer shall take all commercially reasonable steps necessary to cause such plans to provide credit for the year in which the Closing Date occurs for any co-payments or deductibles and maximum out-of-pocket payments by such Continued Employees and to waive all pre-existing condition exclusions and waiting periods, other than limitations or waiting periods that had not been satisfied, under corresponding Company Plans prior to the Closing Date. Buyer shall recognize vacation days previously accrued and reserved for by the Company through the Closing Date subject to the limitation set forth in the last sentence of Section 6.3.2.
     6.3.4. Nothing contained in this Section 6.3, express or implied, is intended to confer upon any Person not a party hereto any right, benefit or remedy of any nature whatsoever, including any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment. Notwithstanding anything to the contrary contained in this Agreement, no provision of this Agreement is intended to, or does, constitute the establishment of, or an amendment to, any Employee Plan or any employee benefit plan of Buyer or its Affiliates.
     6.3.5. On or prior to the Closing Date, Seller and the Company shall use their reasonable efforts to assist Buyer in obtaining (a) executed employment agreements, in form and substance reasonably acceptable to the Buyer, with each of Jerry Allen, Randall Harmon, William Reed, Arthur Liebenthal, Bruce Riesman, John Witmer, Stephen Quinn, Luc Morisette, Paul Joong, Ken Olsen, James Manari, Frank McCullough, Matt Hartman and Raul Soto, or (b) acknowledgments, in form and substance reasonably acceptable to the Buyer, from any other employees of the Company or any of its Subsidiaries that have change in control agreements or other Contractual Obligations that provide for severance or termination payments, or for the acceleration of the time or vesting of any payment, upon a change in control of the Company to the effect that the consummation of the transactions contemplated hereby and the continued employment by such employee by the Company or its Subsidiaries in the manner contemplated by Buyer will not give rise, individually or together, to “good reason”, constructive termination, without cause termination or any other equivalent basis that would give rise to payment under any such Contractual Obligations.
     6.3.6. Buyer shall use reasonable efforts to cause the Company and each Subsidiary of the Company to (a) accept the resignations provided to Buyer pursuant to Section 2.4.2(b) and (b) appoint or elect new officers, directors or members as is required for compliance with the applicable Legal Requirements after giving effect to such resignations. Seller and, except with respect to actions taken in his or her capacity as a director or an officer of the Company or its Subsidiaries, as applicable (other than actions taken in furtherance of his or her resignations), each of the individuals resigning pursuant to Section 2.4.2(b), shall have no liability and Buyer shall not make any claim for indemnification, related to or arising out of Buyer’s failure to cause the Company and its Subsidiaries to appoint or elect new officers, directors or members in compliance with the applicable Legal Requirements or otherwise fail to make such individuals’ resignations effective as of the Effective Date.
     6.4. Further Assurances. Each party, upon the request from time to time of any other party hereto after the Closing, and at the expense of the requesting party but without further consideration, shall take such actions as may be necessary or reasonably requested to consummate the transactions contemplated by this Agreement and the Escrow Agreement in an orderly fashion.
     6.5. Access to Properties and Records. The Company shall permit Parent and its directors, officers, employees, agents, attorneys, accountants, investment bankers and other appropriate Representatives to have reasonable access, prior to the Closing Date, to the employees, properties and books and records of the Company and its Subsidiaries, during normal working hours and upon reasonable notice, to familiarize itself with the Company’s respective properties, business and operating and financial conditions or, at the option of Parent or Buyer, to perform site visits or Phase 1 environmental studies (which in no event will involve any sampling or analysis of any environmental media and neither Parent nor any of its Representatives may perform any Phase II environmental testing, test borings or other physical samplings of any of the Real Property without the prior written consent of the Company, which consent the Company may withhold in its sole and absolute discretion), provided, however, that Parent and its Representatives shall not unreasonably disrupt the personnel and operations of the Company and its Subsidiaries. In no way limiting the generality of the foregoing, prior to the Closing, the Company shall, and Seller shall cause the Company to, provide Buyer with all information reasonably requested in connection with the pledge of certain of the Assets by Buyer following the Closing Date as additional collateral under Buyer’s or its Affiliates’ existing credit facilities, including information regarding Accounts Receivable aging and customer credit histories. All information exchanged pursuant to this Section 6.5 shall be subject to the confidentiality agreement dated August 19, 2010 between the Company and Parent (the “Confidentiality Agreement”).
     6.6. Indemnification of Directors, Officers and Employees.
     6.6.1. For a period of six years after the Closing, Buyer shall not, and shall not permit the Company or any of its Subsidiaries to, amend, repeal or modify any provision in the Company’s or any of its Subsidiaries’ Organizational Documents relating to the exculpation, indemnification or advancement of expenses of any officers and directors (unless required by law), it being the intent of the parties that the officers and directors of the Company and its Subsidiaries who served prior to Closing shall continue to be entitled to such exculpation, indemnification and advancement of expenses to the full extent of the law.
     6.6.2. If the Company or any of its Subsidiaries (or any of their respective successors or assigns) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that such successors and assigns assume the obligations set forth in this Section 6.6. This Section 6.6 shall be for the benefit of, and shall be Enforceable by, the directors, officers and employees of the Company and its Subsidiaries, and their respective heirs and estates, and such parties shall be third-party beneficiaries of this Agreement for such purposes.

     6.6.3. The Company and its Subsidiaries shall maintain through the Closing Date their existing directors’ and officers’ insurance, professional liability insurance and employment practices liability insurance in full force and effect without reduction of coverage and shall, prior to the Closing, obtain extended reporting period coverage under such policies (to be effective as of the Closing and for a period of six years thereafter) in respect of acts or omissions occurring at or prior to the Closing on terms with respect to such coverage and amounts no less favorable than those of such policy in effect on the date hereof.
     6.7. Access to Records After Closing. For a period of five years after the Closing Date, Buyer shall cause the Company to provide Seller (or, if applicable, a Person designated by Seller in a notice to Buyer in accordance with Section 12.6 (“Seller Designee”)) and each of its authorized Representatives with reasonable access to all of the books and records of the Company and its Subsidiaries to the extent that such access may reasonably be required by such parties in connection with matters relating to or affected by the operations of the Company prior to the Closing Date. Such access shall be afforded by the Company upon receipt of reasonable advance notice and during normal business hours; provided, however, that Seller, any Seller Designee or any of Seller’s its Representatives shall not unreasonably disrupt the personnel and operations of the Company and its Subsidiaries. If the Company or any of its Subsidiaries shall desire to dispose of any such books and records prior to the expiration of such five-year period, the Company shall, prior to such disposition, notify Seller and give Seller (or, if applicable, Seller Designee) and its authorized Representatives a reasonable opportunity, at Seller’s or Seller Designee’s expense, to segregate and remove such books and records as such parties may select at the sole cost and expense of Seller.
     6.8. Privilege; Waiver of Conflicts. Parent, on behalf of itself and its Affiliates (which, for this purpose, shall be deemed after the Closing to include the Company and its Subsidiaries) hereby (a) agrees that, notwithstanding any current or prior representation of the Company or its Subsidiaries by Ropes & Gray LLP (“Prior Company Counsel”), Prior Company Counsel shall be allowed to represent the Seller and its Affiliates (other than, after the Closing, the Company and its Subsidiaries) in any matters and disputes that arise under or relate to this Agreement and/or the transactions contemplated hereby, (b) waives any claim that Parent, Buyer, the Company or any of the Company’s Subsidiaries has or may have that Prior Company Counsel has a conflict of interest or is otherwise prohibited from engaging in such representation, (c) agrees that, if a dispute arises after the Closing between Parent, Buyer, the Company, or any of the Company’s Subsidiaries on the one hand, and the Seller or any of the Seller’s other Affiliates on the other hand, then Prior Company Counsel may represent the Seller and its other Affiliates in such dispute even though the interests of the Seller and such other Affiliates may be directly adverse to Parent, Buyer, the Company and its Subsidiaries and even though Prior Company Counsel may have represented the Company and its Subsidiaries in a matter substantially related to such dispute or may be handling ongoing matters for the Company and its Affiliates and (d) agrees that, as to all communications between or among Prior Company Counsel and the Seller, the Company or its Subsidiaries (with respect to the Company and its Subsidiaries, solely prior to the Closing) and/or any of their respective Affiliates that relate in any way to this Agreement or the transactions contemplated hereby, the attorney-client privilege and the expectation of client confidence belongs to the Seller and may be controlled by the Seller and shall not pass to or be claimed or disputed by Parent, Buyer, the Company or any of their Subsidiaries; provided that nothing herein is intended or shall be construed to constitute an agreement by the Seller or the Company to waive any privilege of the Company or its Subsidiaries with respect to any information or communication that does not relate to any dispute under or relating to this Agreement and/or the transactions contemplated hereby (it being understood that any privilege of the Company or any of its Subsidiaries that attaches with respect to such other matters will be controlled solely by the Company after the Closing). Also, if a dispute arises after the Closing between Buyer, the Company or any of its Subsidiaries on the one hand, and any third party other than the Seller and its Affiliates on the other hand, then the Company may assert the attorney-client privilege to prevent disclosure to such third party of confidential communications by Prior Company Counsel; provided, however, that to the extent such privilege relates in any way to this Agreement or the transactions contemplated hereby, the Company may not waive such privilege without the prior written consent of the Seller, which consent shall not be unreasonably withheld, delayed or conditioned. Each of Parent and Buyer acknowledges on behalf of itself and its Affiliates (which, for this purpose, shall be deemed after the Closing to include the Company and its Subsidiaries) that it has had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Section 6.8, including without limitation the opportunity to consult with independent counsel of its choice.
     6.9. Insurance Recoveries. If, and to the extent, the Seller or the Company obtains any insurance proceeds from any Insurance Policies with respect to any loss of or damages to any Assets of the Company or its Subsidiaries (other than assets of the types included in the calculation of Adjusted Working Capital) that occurs from and after the date hereof and prior to the Closing, to the extent such proceeds are not used to repair, replace or restore such Assets prior to Closing, then such proceeds shall be retained by the Company and shall not be included in the calculation of the Closing Cash Amount (or Adjusted Closing Cash Amount) and to the extent any insurance policy deductible applies to any claim for such loss or damage to such Assets in such period the aggregate amount of such deductibles borne by the Company (the “Deductible Portion of Specified Insured Losses”) shall be recoverable from the Escrow Amount as an indemnifiable Loss pursuant to Section 9.1.5 (subject, without duplication, to the Deductible set forth in Section 9.4.1).
     6.10. Assistance Regarding Insurance Policies. Prior to the Closing, Seller and the Company shall take all actions reasonably requested by Buyer, if any, that are reasonably necessary to cause each of the Insurance Policies to continue in full force and effect following the Closing.
     6.11. No Solicitation. Prior to the termination of this Agreement pursuant to Section 11.1, neither Seller nor the Company will take, nor will they permit their respective Affiliates (or authorize any investment banker, financial advisor, attorney, accountant or other Person retained by and acting for or on behalf of Seller, the Company or any such Affiliate) to take, directly or indirectly, any action to initiate, assist, solicit, receive, negotiate, encourage or accept any offer or inquiry from any Person (a) to reach any agreement or understanding (whether or not such agreement or understanding is absolute, revocable, contingent or conditional) for, or otherwise attempt to consummate, the sale of the Business (or any part thereof), any material portion of the Assets or any of the Company or any its Subsidiaries to any Person other than Buyer or its Affiliates or (b) to furnish or cause to be furnished any information with respect to the Business to any Person who Seller, the Company or such Affiliate (or any such Person acting for or on their behalf) knows or has reason to believe is in the process of considering any acquisition of the Business, any material portion of the Assets or any of the Company or any of its Subsidiaries. If Seller, the Company or any of their respective Affiliates (or any such Person acting for or on their behalf) receives from any Person (other than Buyer) any offer, inquiry or informational request referred to above, Seller or the Company, as the case may be, will promptly advise such Person, by written notice, of the terms of this Section 6.11 and will promptly, orally and in writing, advise Buyer of such offer, inquiry or request and deliver a copy of such offer, inquiry or informational request to Buyer.
     6.12. Nondisclosure. Seller will, for a period of three years from the Closing Date, refrain from, either alone or in conjunction with any other Person, or directly or indirectly through its Affiliates, disclosing to any Person, or using for any purpose, any confidential, proprietary or secret information relating to the Company, its Subsidiaries or the Business; provided that the foregoing shall not apply to disclosure required by applicable Legal Requirements (including as required by legal, judicial or administrative process). For purposes of this Section 6.12, the “confidential, proprietary or secret information relating to the Company, its Subsidiaries or the Business” that is subject to this Section 6.12 is information relating to the Company, its Subsidiaries or the Business that is included in the Assets, but in any event does not include any information (a) that is or becomes generally available to the public or the industry in which the Company and its Subsidiaries compete (other than as a result of a breach of this Section 6.12) or (b) becomes available to Seller or any of its Affiliates from a third party after the Closing not bound by confidentiality agreement or any legal, fiduciary or other obligation restricting disclosure that is known to Seller.
     6.13. Settlement of Intercompany Accounts; Termination of Palisade Management Agreement.
     6.13.1. On or prior to the Closing Date, Seller shall (i) cause all intercompany payables, receivables and loans between any of the Company or any of its Subsidiaries, on the one hand, and Seller and its Affiliates (other than the Company or any of its Subsidiaries), on the other hand, to be settled or cancelled and (ii) cause all intercompany loans between the Company or one of its Subsidiaries, on the one hand, and any of the Company’s Subsidiaries, on the other hand (other than the loans owed to the Company by each of Voice Video and Data Distribution de Mexico, Services Voice Video and Data Distribution de Mexico, TVC ESPANA Distribucion y Venta De Equipos, S.L. and TVC do Brasil Ltda.) to be settled, cancelled, repaid or contributed to capital with the effect that such intercompany loans will be satisfied in full prior to the Closing Date. Prior to the Closing, Seller and the Company shall cooperate with Buyer as reasonably requested to contribute to capital, or otherwise settle in a manner reasonably acceptable to Buyer and Seller, the loans owed to the Company by each of TVC ESPANA Distribucion y Venta De Equipos and S.L. and TVC do Brasil Ltda. with the effect that such intercompany loans will be satisfied in full as promptly as reasonably practicable.

     6.13.2. The Palisades Management Agreement set forth on Schedule 4.19(b) will be terminated prior to the Closing and the Company and its Subsidiaries will have no further obligation thereunder from and after the Closing.
     6.14. Audited Financial Statements. Prior to the Closing, Seller and the Company shall use their reasonable best efforts to (a) furnish to Parent any financial statements, information or other documents that are reasonably requested by Parent in connection with a Form 8-K or offering document and (b) obtain the agreement of McGladrey & Pullen L.L.P. that it will provide its consent to the inclusion of such firm’s opinion with respect to any audited financial statements of the Company and its Subsidiaries to be included in a Form 8-K or to the inclusion or incorporation by reference of such opinion in an offering document with respect to a debt or equity offering. Parent shall reimburse Seller for any out-of-pocket costs and expenses incurred by Seller in connection with taking any actions requested by Parent pursuant to this Section 6.14.
     6.15. Required Consents. The Parties shall use commercially reasonable efforts to obtain the landlord consents to the transactions contemplated hereby with respect to the Lease between RPH Industrial, LLC and TVC Communications, L.L.C. dated September 1, 2004 as amended, by the First Amendment to Lease between RPH Industrial, LLC and TVC Communications, L.L.C. dated January 22, 2007 (re: property in Middletown, PA) and Lease Agreement between Cabot Industrial Venture B, LLC and TVC Communications, L.L.C. dated June 21, 2005 (re: property in Fullerton, CA). If such consent is not obtained on terms reasonably satisfactory to Buyer and the landlord to such lease terminates the lease because such consent was not obtained and the Company relocates from such leased facility to a new facility within the same geographic area (i.e. 15 miles) prior to the first anniversary of the date of this Agreement, the Buyer shall be entitled to be reimbursed from the Escrow Amount, without regard to the Deductible referenced in Section 9.4.1 hereof, for reasonable costs of vacating the premises and relocating to such other premises. If such consents have not been obtained prior to the Closing Date, Buyer and the Company shall use commercially reasonable efforts to obtain such consents.
     6.16. Supplemental Schedules. On December 1, 2010, Seller and Buyer shall agree on the estimated date on which the Closing will occur (the “Estimated Closing Date”). On the third day prior to the Estimated Closing Date, the Company shall either confirm to Buyer the continued accuracy as of the fifth day prior to the Estimated Closing Date of the Schedules attached hereto or deliver to Buyer supplemental or amended Schedules as of the fifth day prior to the Estimated Closing Date to disclose any changes or additional matters that would be required to be disclosed on Schedules to avoid a breach of any the representations or warranties of the Company and the Seller made under this Agreement. Notwithstanding any supplement or amendment to the Schedules made pursuant to this Section 6.16, for purposes of the bring-down of representations and warranties set forth as a closing condition in Section 7.1 and for purposes of any post-Closing obligations under Section 9.1.2, the Schedules referred to in this Agreement shall be deemed to include only that information contained therein on the date hereof and shall be deemed to exclude all information contained in any such supplement or amendment thereto.
7. CONDITIONS TO THE OBLIGATION TO CLOSE OF PARENT AND BUYER. The obligations of each of Parent and Buyer to consummate the Closing under this Agreement are subject to the satisfaction, at or prior to the Closing, of all of the following conditions, compliance with which, or the occurrence of which, may be waived in writing prior to the Closing by Parent or Buyer:
     7.1. Representations, Warranties and Covenants. All representations and warranties of Seller and the Company contained in this Agreement that are qualified by materiality or references to Material Adverse Effect shall be true and correct in all respects and all representations and warranties of Seller and the Company contained in this Agreement that are not so qualified by materiality or Material Adverse Effect shall be true and correct in all material respects, in each case as of the Closing Date, as if made on the Closing Date immediately prior to the Closing, except for those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such specified date to the same extent as set forth above). Seller and the Company shall have performed and satisfied, in all material respects, all covenants and agreements required by this Agreement to be performed or satisfied by Seller or the Company at or prior to the Closing. Seller and the Company shall have furnished to Buyer a certificate, dated as of the Closing Date, to the effect that the conditions specified in this Section 7.1 and Section 7.3 have been satisfied.
     7.2. Governmental Authorization; Litigation. All necessary filings, if any, pursuant to the HSR Act shall have been made and all applicable waiting periods thereunder shall have expired or been terminated. No Action shall have been instituted at or prior to the Closing which would reasonably be expected to result in any Governmental Order (nor will there be any Governmental Order in effect) which would prevent consummation of any of the transactions contemplated hereby.
     7.3. No Material Adverse Effect. There shall not have occurred from September 30, 2010 to the Closing Date any event or development that has had or is reasonably expected to have a Material Adverse Effect.
     7.4. Escrow Agreement. The Escrow Agreement shall have been executed and delivered by Seller and the Escrow Agent.
     7.5. Payoff Letters. The Company will have obtained, and provided Buyer copies of, payoff letters or other necessary documentation to provide satisfactory evidence to the Buyer that the Company and its Subsidiaries will be released from all payments and other obligations in respect of the Debt of the Company or its Subsidiaries upon repayment of such Debt as contemplated by Section 2.4.1.
     7.6. Opinion. The Seller shall have delivered an opinion of Ropes & Gray LLP in form reasonably satisfactory to the Buyer to the effect that the Seller owns 100% of the Membership Interests as of, but before giving effect to, the Closing.
8. CONDITIONS TO THE OBLIGATION TO CLOSE OF SELLER. The obligations of Seller and the Company to consummate the Closing under this Agreement are subject to the satisfaction, at or prior to the Closing, of all of the following conditions, compliance with which, or the occurrence of which, may be waived prior to the Closing by Seller:
     8.1. Representations, Warranties and Covenants. All representations and warranties of

Parent and Buyer contained in this Agreement that are qualified by materiality shall be true and correct in all respects and all representations and warranties of the Company contained in this Agreement that are not so qualified by materiality shall be true and correct in all material respects, in each case as of the Closing Date, as if made on the Closing Date immediately prior to the Closing, except for those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such specified date to the same extent as set forth above). Parent and Buyer shall have performed and satisfied, in all material respects, all covenants and agreements required by this Agreement to be performed or satisfied by Parent or Buyer at or prior to the Closing. Parent and Buyer shall have furnished to the Company a certificate, dated as of the Closing Date, to the effect that the conditions specified in this Section 8.1 have been satisfied.
     8.2. Legality; Governmental Authorization; Litigation. All necessary filings, if any, pursuant to the HSR Act shall have been made and all applicable waiting periods thereunder shall have expired or been terminated. No Action shall have been instituted at or prior to the Closing which would reasonably be expected to result in any Governmental Order (nor will there be any Governmental Order in effect) which would prevent consummation of any of the transactions contemplated hereby.
     8.3. Escrow Agreement. The Escrow Agreement shall have been executed by Parent, Buyer and the Escrow Agent, and delivered to Seller.
9. INDEMNIFICATION; TAX MATTERS.
     9.1. Indemnification; Indemnification Escrow Cash. Subject to the limitations set forth in this Section 9, the Seller hereby indemnifies the Buyer Parties and each of their directors, officers and Affiliates (collectively, the “Buyer Indemnified Parties”) against and agrees to hold each of them harmless from, against and in respect of:
     9.1.1. any and all Losses suffered or incurred by such Buyer Indemnified Party arising out of or relating or attributable to any breach or default in performance by Seller or the Company of any covenant or agreement of Seller or the Company contained in this Agreement;
     9.1.2. any and all Losses suffered or incurred by such Buyer Indemnified Party arising out of or relating or attributable to any breach of, or any inaccuracy in, any representation or warranty made by Seller or the Company in this Agreement or any certificate delivered pursuant to the terms hereof;
     9.1.3. any and all Losses suffered or incurred by such Buyer Indemnified Party arising out of or relating or attributable to any Taxes of Seller, the Company or any of its Subsidiaries for any Pre-Closing Tax Period;
     9.1.4. any and all Losses suffered or incurred by such Buyer Indemnified Party arising out of or relating or attributable to any Company Transaction Expenses to the extent not paid at or prior to the Closing as contemplated by Section 2.4.1;
     9.1.5. any Deductible Portion of Specified Insured Losses (as defined in Section 6.9);

     9.1.6. subject to the Buyer having satisfied its obligations pursuant to Section 9.7.3, any Final Assigned A/R Amount (as defined below);
     9.1.7. any and all reasonable out-of-pocket costs and Taxes suffered or incurred by such Buyer Indemnified Party arising out of or relating or attributable to the contribution to capital or other settlement reasonably acceptable to Buyer and Seller of the loans made prior to the Effective Time owed to the Company by each of TVC ESPANA Distribucion y Venta De Equipos, S.L. and TVC do Brasil Ltda.; and
     9.1.8. any and all Losses suffered or incurred by such Buyer Indemnified Party arising out of or relating or attributable to any Debt of the Company or its Subsidiaries to the extent not (a) paid at or prior to the Closing as contemplated by Section 2.4.1 or (b) included in the calculation of Adjusted Working Capital or the Closing Debt Amount as finally determined pursuant to Section 2.5.
provided, however, that after the Closing such indemnification under this Section 9.1 shall be available solely from the Indemnification Escrow Cash pursuant to the Escrow Agreement.
     9.2. Buyer Indemnification. Subject to the limitations set forth in this Section 9, Buyer hereby indemnifies Seller and each of its directors, officers and Affiliates (collectively, the “Seller Indemnified Parties”) against and agrees to hold each of them harmless from, against and in respect of any and all Losses suffered or incurred by such Seller Indemnified Party arising from relating or attributable to:
     9.2.1. any breach or default in performance by Parent or Buyer of any covenant or agreement of Parent or Buyer contained in this Agreement; and
     9.2.2. any breach of, or any inaccuracy in, any representation or warranty made by Parent or Buyer in this Agreement or any certificate delivered pursuant to the terms hereof.
     9.3. Survival of Representations and Warranties and Pre-Closing Covenants. All covenants or agreements that are covered by the indemnification obligation under Section 9.1.1 and Section 9.2.1, and any indemnification obligations arising therefrom, shall survive the Closing and shall expire in accordance with their terms and all representations and warranties that are covered by the indemnification obligation under Section 9.1.2 and Section 9.2.2 shall (a) survive the Closing and (b) shall expire on the date that is twenty-one (21) months after the Closing Date; provided, however, that (x) if a Buyer Indemnified Party or Seller Indemnified Party, as applicable, delivers to the other party, before expiration of a covenant, agreement, representation or warranty, a Claim Notice based upon a breach of such covenant, agreement, representation or warranty, then the applicable covenant, agreement, representation or warranty shall survive until, and only for purposes of, the resolution of the matter covered by such Claim Notice and (y) after the Closing, the sole recourse with respect to any representation, warranty or covenant of Seller or the Company shall be recovery against Indemnification Escrow Cash as provided herein and under the Escrow Agreement.

     9.4. Limitations.
     9.4.1. Notwithstanding anything to the contrary in this Agreement or in the Escrow Agreement, (a) after the Closing, the aggregate liability for Losses under Section 9.1 shall be limited to the Indemnification Escrow Cash; (b) no indemnification shall be available to Buyer Indemnified Parties under Section 9.1.2, Section 9.1.5, and Section 9.1.6 unless and until the aggregate Losses for which indemnification would otherwise be available under Section 9.1.2, Section 9.1.5, and Section 9.1.6 exceed $1,250,000 (the “Deductible”), at which point indemnification shall be available to Buyer Indemnified Parties for the aggregate Losses under Section 9.1.2, Section 9.1.5, and Section 9.1.6 in excess of the Deductible; provided, however, that the limitations of clause (b) above shall not apply to claims for indemnification pursuant to Section 9.1.2 in respect of any breach of a representation or warranty contained in Section 3.1 (Organization, Power and Standing of Seller), Section 3.2 (Authorization and Enforceability), Section 3.4 (Ownership), Section 4.1 (Organization and Power), Section 4.3 (Authorization), Section 4.4 (Capitalization), Section 4.14 (Taxes), Section 4.19 (Affiliate Transactions), Section 4.20 (Brokers, etc.) or Section 4.28 (Absence of Certain Debt) of this Agreement, and (c) no indemnification shall be available to Buyer Indemnified Parties under Section 9.1.7 unless and until the aggregate Losses for which indemnification would otherwise be available under Section 9.1.7 exceed $25,000, at which point indemnification shall be available to Buyer Indemnified Parties for the aggregate amount of Losses under Section 9.1.7.
     9.4.2. After the Closing, no party will be liable under this Section 9, and no claim for indemnification may in any event be asserted under this Section 9, for any loss of, or based on any multiple of, profits or earnings, diminution in value or incidental, punitive, indirect, special or consequential damages by reason of a breach of any representation, warranty, covenant, agreement or indemnity contained herein, except to the extent that a party is required to pay any such damages to a third party in connection with a matter for which such party is otherwise entitled to indemnification under this Section 9.
     9.4.3. Notwithstanding anything to the contrary herein, the amount of any Losses for the purposes of determining amounts recoverable under this Section 9 shall be reduced by the net amount of any insurance proceeds recovered by the Seller Indemnified Party or the Buyer Indemnified Party, as applicable, in respect of such Losses.
     9.4.4. After the Closing, the rights of the Buyer Indemnified Parties and Seller Indemnified Parties under this Section 9 and the Escrow Agreement shall be the sole and exclusive remedy of the Buyer Indemnified Parties and Seller Indemnified Parties with respect to any and all disputes, claims, actions, litigation, suits, causes of action or proceedings arising out of or related to this Agreement or the transactions contemplated thereby, except with respect to disputes, claims, actions, litigation, suits, causes of action or proceedings arising out of or related to intentional fraud or willful misrepresentation.
     9.4.5. Notwithstanding anything to the contrary herein, other than pursuant to Section 9.1.7, no Buyer Indemnified Party shall be entitled to indemnification for Losses

(including under Section 9.1.3 or through a claim of breach of representation) relating or attributable to (a) Tax liabilities (i) for any period beginning after the Closing Date or any period beginning before the Closing Date to the extent attributable to the portion of such period after the Closing Date, (ii) attributable to any actions taken by Parent, Buyer, the Company or their respective Affiliates after the Closing (including actions taken after the Closing but on the Closing Date), (iii) which are included in the calculation of Adjusted Working Capital as finally determined pursuant to Section 2.5, or (iv) which are the responsibility of Buyer under Section 9.6.4 or (b) the amount, availability of, or limitations on any Tax attributes (including basis in assets, depreciation and amortization periods, depreciability and amortizability, net operating loss carryovers, and credit carryovers). Any indemnification for Losses relating or attributable to Tax liabilities shall be reduced by amounts paid prior to the Closing, including through estimated Tax payments or other prepayments of Taxes by the Company or its Affiliates with respect to such Tax liabilities.
     9.5. Indemnification Claims.
     9.5.1. Promptly after the receipt by either a Buyer Indemnified Party or a Seller Indemnified Party, as the case may be (referred to herein as an, “Indemnified Party”) of notice of the commencement of any action against such Indemnified Party by a third party (such action, a “Third Party Claim”), such Indemnified Party shall, if a claim with respect thereto is to be made for indemnification pursuant to this Section 9, give written notification to Seller or Buyer, as the case may be (referred to herein as an, “Indemnifying Party”) of the commencement of such Third Party Claim. Such notification shall be given promptly upon receipt by the Indemnified Party of notice of such Third Party Claim, and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such Third Party Claim and the amount of the claimed Losses; provided, however, that no delay or failure on the part of the Indemnified Party in so notifying the Indemnifying Party shall limit any liability or obligation for indemnification pursuant to this Section 9 except to the extent of any damage or liability caused by or arising out of such delay or failure. Within fifteen (15) calendar days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such Third Party Claim with counsel reasonably satisfactory to the Indemnified Party. If the Indemnifying Party does not so assume control of the defense of a Third Party Claim, the Indemnified Party shall control such defense. The party not controlling the defense of a Third Party Claim (the “Non-controlling Party”) may participate in such defense at its own expense. The party controlling the defense of the Third Party Claim (the “Controlling Party”) shall keep the Non-controlling Party advised of the status of such Third Party Claim and the defense thereof and shall consider in good faith recommendations made by the Non-controlling Party with respect thereto. The Non-controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third Party Claim (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such Third Party Claim. The fees and expenses of counsel to the Controlling Party shall be considered Losses for purposes of this Agreement. The Controlling Party shall not agree to any settlement of, or the entry of any judgment arising from, any Third Party Claim without the prior written consent of the Non-controlling Party, which shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything herein to the contrary, claims relating to Taxes shall not be governed by Section 9.5.1 or Section 9.5.2 and shall be governed instead by Section 9.6.
     9.5.2. In order to seek indemnification under this Section 9 (other than in respect of Third Party Claims which shall be governed by Section 9.5.1), an Indemnified Party shall deliver a Claim Notice to the Indemnifying Party and a copy of such Claim Notice to the Escrow Agent. Such Claim Notice shall be delivered by the Indemnified Party within thirty (30) calendar days after the Indemnified Party learns of the claim and shall describe in reasonable detail the facts constituting the basis for such claim and the Claim Amount; provided, no delay or failure on the part of an Indemnified Party in so notifying the Indemnifying Party shall limit any liability or obligation for indemnification pursuant to this Section 9, except to the extent of any damage or liability caused by or arising out of such delay or failure.
     9.6. Tax Matters.
     9.6.1. The parties hereto agree that it is their intent that the transactions contemplated by this Agreement shall be treated for U.S. federal income tax purposes as a purchase of the Company’s assets and each Subsidiary’s assets, and each of Parent, Buyer, Company, and Seller, shall, and shall cause their respective Affiliates to, file all Tax Returns in a manner consistent with such intended treatment, unless otherwise required by law.
     9.6.2. Neither Buyer nor any Affiliate shall make or cause or allow to be made any election under any foreign law equivalent to an election under Section 338 of the Code with respect to the Subsidiaries without Seller’s prior written consent, and Buyer and its Affiliates shall indemnify and hold harmless Seller, its Affiliates, and any direct and indirect beneficial owners from any Losses resulting from such an election.
     9.6.3. The Buyer shall prepare an allocation of the purchase price (as determined for tax purposes) among the Company’s assets and each Subsidiary’s assets as of immediately prior to the Closing (the “Purchase Price Allocation”). For this purpose, assets shall be valued consistently, to the extent applicable and permitted by Law, with the valuations used for purposes of the calculation of Adjusted Working Capital. Buyer shall, no later than sixty (60) calendar days after the Closing Date (or, if later, promptly after the finalization of Adjusted Working Capital), provide the Purchase Price Allocation to Seller for Seller’s review and approval. If the parties cannot agree on the Purchase Price Allocation after negotiating in good faith, any disputes shall be submitted to the Arbitrator to be resolved in accordance with the principles of this Section 9.6.3 and Section 2.5.5. Each of Parent, Buyer, Company, and Seller shall, and shall cause their respective Affiliates to, file all Tax Returns consistent with the Purchase Price Allocation as finally agreed to by the parties or as determined by the Arbitrator (the “Final Purchase Price Allocation”), and none of them shall take a position in any Tax proceeding contrary to the Final Purchase Price Allocation unless otherwise required by law.

     9.6.4. All transfer, documentary, sales, use, stamp, registration and other similar Taxes, if any, arising in connection with the transactions contemplated by this Agreement shall be borne 50% by Buyer and 50% by Seller. Each of the parties hereto shall prepare and file, and shall fully cooperate with each other party with respect to the preparation and filing of, any Tax Returns and other filings relating to any such Taxes or charges as may be required.
     9.6.5. Buyer shall (or shall cause the Company to) promptly (and in any event within twenty (20) calendar days after receipt by Buyer, Company, or any Affiliate, of notice from any taxing authority) notify Seller (or, if applicable, Seller Designee) in writing of (a) the commencement of any audit or examination of any Tax Return of the Company or any Subsidiary for any period ending on or prior to the Closing Date or any period that includes the Closing Date, and (b) any other proposed change or adjustment, claim, dispute, arbitration or litigation that, if sustained, could give rise to a claim by any Buyer Indemnified Party for indemnification in respect of Losses relating to Taxes under this Agreement (any such audit, examination, change, adjustment, claim, dispute, arbitration, or litigation, a “Tax Proceeding”), although failure to so notify shall not limit the Buyer Indemnified Parties’ rights to indemnification under Section 9.1, if applicable, except to the extent such failure prejudices the ability of Seller (or, if applicable, Seller Designee) to contest such claims. Such notice shall describe the Tax Proceeding in reasonable detail and shall include copies of any notices and other documents received from any taxing authority in respect of such Tax Proceeding. Seller (or, if applicable, Seller Designee) shall have the right, at its election, to control such Tax Proceeding (including any court proceeding following an audit or examination); provided, however, that Seller (or, if applicable, Seller Designee) may not settle any issues raised in such Tax Proceeding without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) if such settlement could affect the Tax liability of the Company or any Affiliate for a post-Closing period. If Seller (or, if applicable, Seller Designee) does not elect to control any such Tax Proceeding, then Buyer may control such Tax Proceeding; provided, however, that Buyer shall keep Seller (or, if applicable, Seller Designee) informed of the status of the Tax Proceeding, including by advance notification to Seller (or, if applicable, Seller Designee) of any scheduled meetings or phone calls and of any submissions to any taxing authority or court, and Seller (or, if applicable, Seller Designee) may at its option participate in the Tax Proceeding at its own expense; and provided, further, that Buyer may not settle any issues raised in any Tax Proceeding without the prior written consent of the Seller (or, if applicable, Seller Designee) which consent shall not be unreasonably withheld, conditioned, or delayed.
     9.6.6. The Company shall prepare or cause to be prepared consistent with the Company’s past practice, and shall duly and timely file or cause to be filed, all Tax Returns of the Company and its Subsidiaries that are required to be filed after the Closing Date for Pre-Closing Tax Periods. The parties agree that any Tax deductions attributable to compensation payments and any other compensation events made or that occur on or prior to the Closing Date will be allocated to the Pre-Closing Tax Period and will be taken on Seller’s Tax Returns to the extent permitted by Law. Company shall deliver any such Tax Returns to Seller (or, if applicable, Seller Designee) for its review at least thirty (30) calendar days prior to the filing thereof and Company shall make any changes to such Tax Returns that are reasonably requested by Seller (or, if applicable, Seller Designee); provided, however, that if the Company and Seller (or, if applicable, Seller Designee) cannot resolve any dispute regarding any requested change, the dispute shall be submitted to a mutually acceptable independent accounting firm for resolution (in a manner consistent with the Company’s past practice, except to the extent otherwise required by law) and the Tax Returns shall be filed consistent with such resolution.
     9.6.7. Parent shall not amend and shall not permit any of its Affiliates (including the Company and its Subsidiaries after the Closing Date) to amend any Tax Return of the Company or any Subsidiary with respect to a taxable period ending on or prior to, or that includes, the Closing Date, or file a ruling request, initiate any audit or investigation or otherwise seek administrative guidance (on a named or no-names basis) with respect to such taxable periods without the prior written consent of Seller (or, if applicable, Seller Designee) unless otherwise expressly required by law.
     9.6.8. The parties hereto shall provide such information as the other party hereto may reasonably request in connection with the preparation of such party’s Tax Returns, or to respond to or contest any audit or claim or otherwise satisfy any Legal Requirement relating to Taxes of each party hereto or their respective Affiliates, including provision of powers of attorney to control a Tax Proceeding in a manner consistent with this Agreement. In furtherance of the foregoing, no later than February 10, 2011 Buyer or the Company shall provide, or shall cause to be provided, to Seller all information with respect to the Company and the Business (calculated and provided in a form consistent with the Company’s past practice) necessary for Seller and its beneficial owners to prepare their respective 2010 Tax Returns. Buyer and Parent agree to use commercially reasonable efforts (a) to retain all books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by any party, any extensions thereof) applicable to such taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (b) to give the Seller reasonable written notice prior to transferring, destroying or discarding any such books and records and, upon request, to transfer to the other party possession of such books and records.
     9.6.9. Any refund, credit or reduction of Taxes of the Company or any of its Subsidiaries, including any interest thereon, with respect to a Pre-Closing Tax Period, including any overpayments of estimated Taxes or other prepayments of Tax, will be for the account of the Seller, and will be promptly paid to the Seller by Purchaser or the Company, as applicable, within ten (10) Business Days after any such refund, credit, reduction or overpayment, or interest thereon, is received by, or reduces Taxes otherwise due and payable by, Purchaser, the Company or any of its Subsidiaries or any of their Affiliates; provided, however, that no payment under this Section 9.6.9 shall be made to Seller with regard to any refund, credit or reduction of Taxes (and any interest thereon) (a) which was included in the calculation of Adjusted Working Capital, as finally determined pursuant to Section 2.5, (b) which was the result of the carry back of a taxable loss or other Tax attribute from a post-Closing tax period (or portion thereof), (c) which was the result of the Company or any of its Subsidiaries becoming a part of Parent’s consolidated group following the Closing, or (d) to the extent that any Buyer Indemnified Party would be entitled to indemnification pursuant to Section 9.1.3 but is unable to receive such indemnification payment because of the limitation in Section 9.4.1(a) or because of the expiration of the survival period under Section 9.3. Purchaser and the Company and its Subsidiaries will cooperate in obtaining such refunds, overpayments, credits or reduction in Tax liability, including through the filing of amended Tax Returns or refund claims, at the reasonable request of the Seller, and at the Seller’s expense. For purposes of this Section 9.6.9, any refund of Taxes, including any interest thereon, for a Tax period that includes, but does not end on, the Closing Date will be allocated to the Pre-Closing Tax Period based on the number of days in the portion of the Tax period ending on and including the Closing Date as a percentage of the total number of days in the Tax period.
     9.7. Uncollectible Accounts Receivable.
     9.7.1. Following the Closing, Buyer shall, and shall cause the Company and its Subsidiaries to, (a) use commercially reasonable efforts to collect all of the Accounts Receivable of the Company and its Subsidiaries as of the Closing Date (the “Closing Date Accounts Receivable”); and (b) apply payments received from each customer of the Business first to the Closing Date Accounts Receivable of such customer (to the extent that such customer had a Closing Date Accounts Receivable) except to the extent that such customer is disputing all or any portion of such Closing Date Accounts Receivable.
     9.7.2. If the Buyer determines in good faith that notwithstanding the actions taken in accordance with Section 9.7.1 there are, as of the 180th day after the Closing Date, still uncollectible Closing Date Accounts Receivable in excess of the Closing Date reserves (taken as a whole) for Closing Date Accounts Receivable reflected in the Final Closing Date Balance Sheet, and the Buyer decides that it wants to pursue recovery from the Escrow Amount as contemplated by Section 9.1.6 and this Section 9.7, then the Buyer will provide the Seller with written notice (“Accounts Receivable Notice”) on or prior to the 195th day following the Closing Date (or, if such 195th day is not a Business Day then on the next Business Day following such 195th day) setting forth in reasonable detail the amount of such excess (the “Proposed Excess Uncollectible A/R Amount”) and the basis for such determination and shall include copies of invoices or other similar documentation for each relevant customer providing details of the account and uncollected amount, and the Buyer shall at all times provide the Seller and its Representatives with reasonable access to the personnel, books, records, documents and other information of the Company and the Seller in connection with Closing Date Accounts Receivable and any and all available information with respect to the collection thereof. The Proposed Excess Uncollectible A/R Amount will be final conclusive and binding on the parties unless the Seller provides a written notice (“Excess A/R Dispute Notice”) no later than ten (10) calendar days after delivery of the Accounts Receivable Notice to Seller. If Buyer and Seller cannot agree on any items raised in the Excess A/R Dispute Notice within ten (10) calendar days after Buyer’s receipt of the Excess A/R

Dispute Notice from Seller, the parties will submit their final calculations of items in dispute to an Arbitrator chosen in accordance with the procedure set forth in Section 2.5 with respect to the selection of an Arbitrator for purchase price adjustment provisions under this Agreement. The Proposed Excess Uncollectible A/R Amount, as adjusted to reflect any changes agreed to by the parties and the decision of the Arbitrator, if applicable, are referred to herein as the “Final Assigned A/R Amount”.
     9.7.3. Buyer shall cause the Company to promptly (and in any event within five (5) Business Days of the determination of the Final Assigned A/R Amount) assign to the Seller, free and clear of all Liens, all right, title and interest in each of the accounts receivable that contribute to or constitute any portion of the Final Assigned A/R Amount upon receipt of (and only to the extent of) a corresponding amount of the Indemnification Escrow Cash, pursuant to one or more instruments of assignments reasonably satisfactory to Seller, whereupon Seller shall be free to take any and all actions to collect for its own account any and all such accounts receivable.
10. CONSENT TO JURISDICTION; JURY TRIAL WAIVER.
     10.1. Consent to Jurisdiction. Each party to this Agreement, by its execution hereof, (a) hereby irrevocably submits, and agrees to cause each of its Subsidiaries to submit, to the exclusive jurisdiction of any New York state or U.S. federal court located in the State of New York, United States of America, for the purpose of any action, claim, cause of action or suit (in contract, tort or otherwise), inquiry proceeding or investigation arising out of or based upon this Agreement or relating to the subject matter hereof, (b) hereby waives, and agrees to cause each of its Subsidiaries to waive, to the extent not prohibited by applicable Legal Requirement, and agrees not to assert, and agrees not to allow any of its Subsidiaries to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such proceeding brought in one of the above-named courts is improper, or that this Agreement or the Escrow Agreement, or the subject matter of such agreements may not be enforced in or by such court and (c) hereby agrees not to commence or to permit any of its Subsidiaries to commence any action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation arising out of or based upon this Agreement or relating to the subject matter hereof other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation to any court other than one of the above-named courts whether on the grounds of inconvenient forum or otherwise. Each party hereby consents to service of process in any such proceeding in any manner permitted by New York law, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 12.6 is reasonably calculated to give actual notice.
     10.2. WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HERETO HEREBY WAIVES, AND AGREES TO CAUSE EACH OF ITS SUBSIDIARIES TO WAIVE, AND COVENANTS THAT NEITHER IT NOR ANY OF ITS SUBSIDIARIES SHALL ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO

TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, ACTION, CLAIM, CAUSE OF ACTION, SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE ESCROW AGREEMENT OR THE SUBJECT MATTER OF SUCH AGREEMENTS OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. BUYER ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY SELLER THAT THIS SECTION 10.2 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH SELLER IS RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT, THE ESCROW AGREEMENT AND ANY OTHER AGREEMENTS RELATING HERETO OR CONTEMPLATED HEREBY. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.2 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.
11. TERMINATION.
     11.1. Termination. This Agreement may be terminated by the parties only as provided below:
     11.1.1. Buyer and Seller may terminate this Agreement by mutual written consent at any time prior to the Closing.
     11.1.2. Buyer may terminate this Agreement by delivering written notice to Seller at any time prior to the Closing in the event Seller or the Company is in material breach of any representation, warranty, covenant or agreement contained in this Agreement, Buyer has notified Seller of the breach in writing, such breach would give rise to the failure of the condition set forth in Section 7.1 if it was continuing on the Closing Date and such breach, if curable, has continued without cure for a period of thirty (30) calendar days after delivery of such notice of breach (a “Terminable Breach”), provided, that Buyer is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement.
     11.1.3. Seller may terminate this Agreement by delivering written notice to Parent at any time prior to the Closing in the event Parent or Buyer is in material breach of any representation, warranty, covenant or agreement contained in this Agreement, Seller has notified Parent of the breach in writing, such breach would give rise to the failure of the condition set forth in Section 8.1 if it was continuing on the Closing Date and such breach, if curable, has continued without cure for a period of thirty (30) calendar days after delivery of such notice of breach, provided, that Seller or the Company is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement.
     11.1.4. Buyer and Parent, on the one hand, or Seller, on the other hand, may terminate this Agreement by providing written notice to the other at any time on or after December 17, 2010, (the “Termination Date”) if the Closing of the transactions contemplated by this Agreement shall not have occurred by reason of the failure of any condition set forth in Section 7, in the case of Buyer and Parent, or Section 8, in the case of Seller, to be satisfied; provided, that if on the Termination Date the conditions set forth in Section 7.2 or Section 8.2, as applicable, have not been satisfied and satisfaction of such conditions are being diligently pursued by the appropriate party hereto, and all of the other conditions to Closing contained in Article 7 and Article 8 have been fulfilled or are capable of being fulfilled, then, at the option of either Buyer or Seller, (which shall be exercised by written notice on or before the Termination Date), the Termination Date shall be extended to December 29, 2010; provided, further, that the party seeking to terminate pursuant to this Section 11.1.4 is not then in Terminable Breach of any of its covenants or agreements under this Agreement.
     11.1.5. Either Buyer, on the one hand, or Seller, on the other hand, may terminate this Agreement by providing written notice to the other if any Governmental Authority having jurisdiction over any party issues a Governmental Order permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable or if there shall be adopted any Legal Requirement that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; provided, however, that the right to terminate this Agreement under this Section 11.1.5 shall not be available to any party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of or resulted in the action or event described in this Section 11.1.5 occurring.
     11.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 11.1, all obligations of the parties hereunder shall terminate without any liability of any party to any other party, except that this Section 11.2 and Sections 10 and 12 in their entirety will survive such termination and will continue to apply; provided, however, that no termination shall relieve such party from any liability arising from or relating to any breach of this Agreement by such party prior to termination except as otherwise provided for in this Agreement.
12. MISCELLANEOUS.
     12.1. Entire Agreement; Waivers. This Agreement, the Escrow Agreement and the Confidentiality Agreement constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties with respect to such subject matter. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), shall constitute a continuing waiver unless otherwise expressly provided nor shall be effective unless in writing and executed by the party making such waiver.
     12.2. Amendment or Modification. The parties hereto may amend or modify this Agreement only by a written instrument executed by the parties hereto, and any such amendment or modification shall be Enforceable against the parties hereto. No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the party giving such waiver.

     12.3. Severability. In the event that any provision hereof would, under any applicable Legal Requirement, be invalid or unenforceable in any respect, such provision shall (to the extent permitted under any applicable Legal Requirement) be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, any applicable Legal Requirement. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.
     12.4. Successors and Assigns. All of the terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted assigns (each of which assigns shall be deemed to be a party hereto for all purposes hereof); provided, however, that (a) no assignment by any party hereto shall be permitted without the prior written consent of the other parties hereto and any such attempted assignment without consent shall be null and void and (b) no assignment by any party shall relieve such party of any of its obligations hereunder. Notwithstanding the first sentence of this Section, without the prior written consent of Seller, Parent or Buyer may assign its rights under this Agreement (a) to one of its Affiliates or (b) as collateral security to one or more lenders that are providing debt financing to Parent or Buyer; provided, that no such assignment shall relieve the Parent or the Buyer of any of their respective obligations hereunder and, furthermore, no such assignment will be made by Buyer or Parent if such assignment could impair, delay or prevent the obtaining of any authorization, consent, order or approval of any Person necessary for the consummation of the transactions contemplated by this Agreement or violate the terms of any authorization, consent, order or approval of a Person obtained in connection with the transaction contemplated by the Agreement.
     12.5. Expenses. Except as otherwise specifically provided for in this Agreement (including, as provided in Section 2.4.1) or the Escrow Agreement, each of the Seller and Buyer shall pay all costs and expenses incurred by it or on its behalf in connection with the Agreement and the transactions contemplated thereby, including fees and expenses of it own financial consultants, accountants and counsel.
     12.6. Notices. Any notices or other communications required or permitted hereunder shall be deemed to have been properly given and delivered if in writing by such party or its legal representative and delivered personally or sent by facsimile, overnight courier service recognized in United States and guaranteeing two-day or overnight delivery, or registered or certified mail, postage prepaid, addressed as follows:

If to the Company prior to the Closing, to:	TVC Communications, L.L.C.
800 Airport Road
Annville, PA 17003
Attention: Robert W. Ackerman
Facsimile: (717) 838-3318

With a copy to:	Ropes & Gray LLP
800 Boylston Street
Boston, MA 02199-3600
Attention: Patrick Diaz & Jeffrey Katz
Facsimile: (617) 951-7050

If to Parent, Buyer or following the Closing, the Company, to	WESCO Distribution, Inc.

225 Station Square Drive
Suite 700
Pittsburgh, PA 15219
Attention: Chief Operating Officer
Facsimile: (412) 222-7338
Attention: Chief Financial Officer
Facsimile: (412) 222-7566

With copy to:	Wesco Distribution, Inc.
225 Station Square Drive
Suite 700
Pittsburgh, PA 15219
Attention: General Counsel
Facsimile: (412) 222-7566

With a copy to:
Reed Smith Centre
225 Fifth Avenue
Pittsburgh, PA 15222-2716
Attention: David L. DeNinno
Facsimile: (412) 288-3063

If to Seller, to:	Palisades TVC Holding, L.L.C.
9140 Vendome Dr
Bethesda, MD 20817-4021
Attention: Greg Rosenbaum
Facsimile: (301) 365-4228.

With a copy to:	Ropes & Gray LLP
800 Boylston Street
Boston, MA 02199-3600
Attention: Patrick Diaz & Jeffrey Katz
Facsimile: (617) 951-7050
     Unless otherwise specified herein, such notices or other communications shall be deemed given (a) on the date delivered, if delivered personally, (b) two Business Days after being sent by a overnight courier recognized in the United States and guaranteeing overnight or two-day delivery, (c) one Business Day after being delivered by facsimile and (d) ten Business Days after being sent, if sent by registered or certified mail. Each of the parties hereto shall be entitled to specify a different address by delivering notice as aforesaid to each of the other parties hereto.
     12.7. Public Announcements. Prior to the Closing and after any termination of this

Agreement, no party hereto shall issue or make any report, statement or release to the public (including employees, customers and suppliers of the parties) with respect to this Agreement or the transactions contemplated hereby without the consent of the other parties hereto, which consent shall not be unreasonably withheld, conditioned or delayed. If any party hereto is unable to obtain, after reasonable effort, the approval of its public report, statement or release from the other parties hereto and such report, statement or release is required by any Legal Requirement in order to discharge such party’s disclosure obligations, then such party may make or issue such report, statement or release and promptly furnish the other parties with a copy thereof. Notwithstanding anything to the contrary herein or in the Confidentiality Agreement, any party to this Agreement may disclose to any and all persons, without limitation of any kind, the tax treatment and the tax structure of the transactions contemplated hereby and all materials of any kind (including opinions or tax analyses) that are provided to it relating to such tax treatment and tax structure; provided, however, that this sentence shall not permit any disclosure that otherwise is prohibited by this Agreement if such disclosure would result in a violation of applicable federal or state securities law.
     12.8. Headings, etc. Section and subsection headings are not to be considered part of this Agreement, are included solely for convenience, are not intended to be full or accurate descriptions of the content thereof and shall not affect the construction hereof.
     12.9. Disclosure; Deemed Cross-Reference in Schedules, etc. Any item listed or referred to in any schedule pursuant to any Section of this Agreement shall be deemed to have been listed in or incorporated by reference into any other schedule to this Agreement to the extent that the applicability of the information disclosed to such other representation and warranty or schedule is reasonably apparent; and the listing of any such item shall not constitute an admission, or otherwise imply, that any such item rises to the level of a Material Adverse Effect or is otherwise material for purposes of this Agreement or such schedules.
     12.10. Counterparts. This Agreement and any claims related to the subject matter hereof may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument.
     12.11. Governing Law. This Agreement and any claims related to the subject matter hereof shall be governed by and construed in accordance with laws of the State of New York, United States of America, without giving effect to any choice or conflict of law provision or rule that would result in the application of the laws of any other jurisdiction.
     12.12. Specific Performance. Notwithstanding anything contained herein to the contrary (including in Section 9), (a) each of the parties acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or violated; (b) accordingly, each of the parties agrees that, without posting bond or similar undertaking, the other parties shall be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any Action instituted in any court having jurisdiction over the parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity; and (c) each party further agrees that, in the event of any action for specific performance in respect of such breach or violation, it shall not assert the defense that a remedy at law would be adequate.
     12.13. No Recourse Against Third Parties; No Third-Party Beneficiaries. Parent and Buyer shall not assert (except to the extent permitted in Section 9) any claim against the Seller or any of its partners, members, equityholders, Representatives or controlling persons or Affiliates (or any Affiliate of any of the foregoing) with respect to matters arising under or relating to this Agreement or the Escrow Agreement or the transactions contemplated hereby or thereby, or (except to the extent permitted in Section 9) hold or attempt to hold the Seller or any such Persons liable, for any actual or alleged inaccuracies, misstatements or omissions with respect to information furnished by the Company or such Persons concerning the Business, the Company, this Agreement or the transactions contemplated hereby. Except as set forth in Section 6.6, Section 6.8 and this Section 12.13, this Agreement is for the sole benefit of the parties hereto and their permitted successors and assigns, and nothing express or implied herein shall give or be construed to give to any Person, other than to such parties and to such permitted successors and assigns, any legal or equitable rights or remedies.
     12.14. Parent Guaranty. Parent hereby guarantees the full performance by Buyer (including any assignee of Buyer under Section 12.4) of its obligations under this Agreement. The obligations of Parent shall be of the same scope, nature and extent as the obligations of Buyer (and any assignee), and will be subject to any limitations, defenses, claims, counterclaims, remedies or rights of Buyer (and any assignee) hereunder.
[Remainder of page intentionally left blank; Signature page follows]

     IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed, as of the date first above written by their respective officers thereunto duly authorized.

PARENT:	WESCO DISTRIBUTION, INC.
	By:	/s/ Stephen A. Van Oss
		Name:	Stephen A. Van Oss
		Title:	Senior Vice President and Chief Operating Officer

BUYER:	WDCH, LP By CBC LP Holdings, LLC Its general partner

By WDC Holding, Inc. Its sole member

By:	/s/ Stephen A. Van Oss
	Name:	Stephen A. Van Oss
	Title:	President

[Signatures continue on the next page.]
[Membership Interest Purchase Agreement]

THE COMPANY:	TVC COMMUNICATIONS, L.L.C.
	By:	/s/ Robert W. Ackerman
		Name:	Robert W. Ackerman
		Title:	Chief Executive Officer

SELLER:	PALISADES TVC HOLDING, L.L.C. By Palisades Management, L.L.C. Its Manager

By:	/s/ Greg A. Rosenbaum
	Name:	Greg A. Rosenbaum
	Title:	President
[Membership Interest Purchase Agreement]